0-29898


RECD S.E.C.
JUN 2 7 2003
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025416

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **June** **2003**
Commission File Number **000-29898**

Research In Motion Limited
(Translation of registrant's name into English)

295 Phillip Street,
Waterloo, Ontario, Canada
N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ______ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-______

DOCUMENT INDEX

Document 1





Research In Motion 2003 Annual Report





Profile

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Financial Highlights

(in thousands of U.S. dollars, except per share amounts)	*March 1, 2003*	*March 2, 2002*	*February 28, 2001*
Statement of Operations Data			
Revenue	$ 306,732	$ 294,053	$ 221,327
Gross margin	140,117	98,560	87,475
Research & development and selling, general and administration	173,900	139,805	83,481
Amortization	30,445	17,485	8,645
Restructuring charges	6,550	–	–
Litigation	58,210	–	–
Investment income	(11,430)	(25,738)	(22,921)
Income (loss) before write-down of long-term investments and income tax	(117,558)	(32,992)	18,270
Write-down of long-term investments	–	5,350	14,750
Provision for (recovery of) income taxes	31,106	(9,863)	9,731
Net loss	$ (148,664)	$ (28,479)	$ (6,211)
Loss per share			
Basic	$ (1.91)	$ (0.36)	$ (0.08)
Diluted	$ (1.91)	$ (0.36)	$ (0.08)
Operating Data *(percentage of revenue)*			
Gross margin	45.7%	33.5%	39.5%
Research and development – gross	21.2%	16.8%	11.6%
Selling, marketing and administration	38.5%	34.8%	29.5%
Balance Sheet Data			
Cash, cash equivalents, marketable securities and long-term portfolio investments	$ 530,711	$ 644,559	$ 721,927
Total assets	$ 859,609	$ 948,157	$ 970,063
Shareholders' equity	$ 704,734	$ 876,745	$ 902,933



47.3
85.0
221.3
294.1
306.7
99
00
01
02
03

RIM Annual Revenue (in millions of dollars)

Letter to Shareholders

Fellow Shareholders, Fiscal 2003 was an exciting year for Research In Motion as a number of key milestones in the Company's development were acheived. The BlackBerry subscriber base grew 67% from 321,000 at the end of fiscal 2002 to 534,000 at the end of fiscal 2003 and there are now in excess of 10,000 corporations using BlackBerry Enterprise Server™ software. We are also pleased to report that we have accomplished the goals we set out in last year's Annual Report. This year, the Company began to reap the rewards of the technology and infrastructure investments we have made over the past several years and we expect to see this success continue into fiscal 2004.



Mike Lazaridis
President & Co-CEO



Jim Balsillie
Chairman & Co-CEO

Last year, we outlined a number of objectives:

1. To significantly increase our BlackBerry subscriber base in North America and globally
   > *The BlackBerry subscriber base grew 67% from 321,000 to 534,000*
2. To work closely with our carrier partners to facilitate launch and adoption of BlackBerry on their networks
   > *BlackBerry is now available on over 50 networks in 30 countries around the world*
3. Make BlackBerry products for CDMA2000 1X and iDEN® commercially available, as well as additional GPRS handhelds
   > *Launched the BlackBerry 6750™ for CDMA2000 1X, the BlackBerry 6510™ for iDEN and the BlackBerry 6700 and BlackBerry 6200 Series for GPRS*
4. Grow the BlackBerry opportunity through the strategic licensing of the BlackBerry technology
   > *Launched the BlackBerry Connect™ program and signed licensing agreements with a number of handset and wireless operating system vendors*
5. Expand the number of Java™ based third party applications available for BlackBerry in order to drive value for our customers
   > *Launched Mobile Data Service (MDS) to enable customers to access enterprise applications using the secure BlackBerry infrastructure*

These goals have been acheived. A detailed update on the business and our specific goals for fiscal 2004 will be discussed in the following paragraphs.

Finance

RIM's revenues in fiscal 2003 grew to $307 million from $294 million in the previous year. While the economic environment continued to be challenging during fiscal 2003 and delays in 2.5G network rollouts hampered growth in the early part of the year, we experienced significant revenue growth in the fourth quarter of the fiscal year as many of the new products under development were launched into the market. The trend of strong subscriber and revenue growth exhibited in the latter part of fiscal 2003 is expected to continue into fiscal 2004 as BlackBerry becomes increasingly entrenched as the wireless solution of choice for enterprise customers and our carrier partners.


U.S.
AT&T Wireless
Cingular Wireless
Motient
Nextel
T-Mobile
Verizon Wireless
Latin America
America Movil
Canada
Bell Mobility
Rogers AT&T Wireless
TELUS Mobility
France
SFR
UK
mmO2
Vodafone
T-Mobile
Ireland
mmO2
Spain
Telefonica
Netherlands
mmO2
Vodafone Netherlands
Switzerland
Swisscom Mobile
Germany
T-Mobile
Vodafone
mmO2
Austria
T-Mobile
Italy
Telecom Italia Mobile
Singapore
StarHub
Australia
Telstra
Hong Kong
Hutchison Telecom
Philippines
SMART
BlackBerry Global Carrier Partnerships

Gross margins improved to 45.7% compared with 33.5% last year. An increasing proportion of revenue being derived from service and software, as well as production efficiencies, component part cost reductions and new product designs have contributed to this margin expansion.

RIM's balance sheet continues to be strong with $531 million in cash resources at the end of the fiscal year. We believe that RIM has sufficient resources to execute its business plan and to carry the company through to profitability and cash flow breakeven.

This year, RIM also streamlined its operations through a number of cost containment measures. Going forward, we plan to continue to post strong revenue growth while tightly managing expenses.

BlackBerry

Fiscal 2003 was a pivotal year as BlackBerry clearly emerged as the leading platform for enterprise access to wireless data. The BlackBerry subscriber base surpassed a half million users worldwide and the number of companies and organizations with BlackBerry Enterprise Server software installed behind their firewalls was in excess of 10,000. Our customer base is diversified across a wide array of sectors including government, financial services, legal, real estate, entertainment, health care, automotive and pharmaceuticals.

Our carrier partners in North America, Europe and Asia Pacific began to offer BlackBerry services on their next-generation networks and several new BlackBerry handhelds were launched on these networks this year. In addition, many advances were made in the software functionality and features of the BlackBerry Enterprise Server software.

BlackBerry has emerged as the leading platform for enterprise access to wireless data. In fiscal 2003 the BlackBerry subscriber base surpassed a half million users worldwide and the number of companies and organizations with BlackBerry Enterprise Server installed behind their firewalls was in excess of 10,000.

Late this year, RIM also introduced its first solution targeted at the professional consumer (prosumer) market. The combination of the BlackBerry 6200 Series of wireless handhelds with BlackBerry Web Client allows RIM to expand the addressable market for BlackBerry beyond the enterprise market to also include the professional consumer market. BlackBerry Web Client enables a single BlackBerry handheld to access multiple existing email accounts including ISP email accounts that support POP3 protocol without the need for server software.

Last year, we stated that we would work to expand the BlackBerry subscriber base outside North America. At the end of fiscal 2003, BlackBerry was available throughout much of Europe and Asia Pacific and the pace of net additions outside North America is accelerating. In addition, we began to work with a number of new carrier partners globally including Verizon Wireless for CDMA2000 1X; America Movil (TelCel), RIM's first Latin American carrier partner; SwissCom in Switzerland; StarHub in Singapore; TELUS Mobility in Canada; SMART in the Philippines; and Telefonica in Spain.

BlackBerry Handhelds

RIM launched a number of new handhelds including the BlackBerry 6700 Series for GPRS networks, the BlackBerry 6510 for Nextel's iDEN network, and the BlackBerry 6750™ for CDMA2000 1X networks. RIM also launched the BlackBerry 6200 Series of wireless handhelds for GPRS, which is part of RIM's first offering targeted at the prosumer market. The new handhelds boast a number of enhanced features. In addition to the traditional BlackBerry "always-on" email experience, all the handhelds launched this year offer phone functionality with an integrated speaker/microphone, replaceable/rechargeable battery, web browser, two-way wireless data access and SMS capabilities. The BlackBerry 6510 offers Direct Connect® walkie-talkie functionality and the new BlackBerry 6200 Series features a smaller, light-weight design and USB support for rapid charging and data transfer.


534,000
321,000
165,000
25,000
00
01
02
03

BlackBerry Subscriber Growth

BlackBerry Enterprise Server

A number of enhancements to the BlackBerry Enterprise Server were released. New features such as integrated attachment handling, wireless synchronization of deletes, wireless folder management and enhanced IT management functionality continued to make BlackBerry the most advanced solution for the corporate customer.

The number of third-party Java based applications available for BlackBerry continued to grow and drive value for our customers. In addition, we launched the Mobile Data Service (MDS) which allows enterprise customers to access corporate application data using the same secure, push-based architecture that delivers BlackBerry email.

BlackBerry Connect

This year, RIM launched its BlackBerry Connect program enabling mobile device manufacturers to equip their handsets with the integrated ability to access the BlackBerry Enterprise Server using the secure, push-based BlackBerry architecture and infrastructure. This program has been extremely successful and throughout 2003, RIM entered into arrangements with leading vendors such as Nokia, Symbian Ltd., PalmSource Inc. and High Tech Computer Corp. (HTC). We also continue to pursue partnerships with OEM manufacturers and handset vendors for our BlackBerry hardware reference design.

OEM Radios

RIM received regulatory certification and launched its next generation OEM radios for GSM/GPRS networks. These products have led to a number of design wins throughout the year. RIM signed agreements with such global leaders as Melard Technologies, Alpha Micro Components, and Panasonic® Computer Solutions Company.

Sales & Marketing

During fiscal 2003, RIM successfully launched multiple products available for use on over 50 networks in 30 countries around the world. Working closely with our carrier partners, we continued to grow the BlackBerry customer base in North America, Europe and Asia. Through targeted advertising campaigns and cooperative marketing efforts, we continued to foster brand awareness and prominent media coverage. The coming year will be focused on expanding our distribution channels into consumer markets and driving further success in the enterprise market.


10,000
5,000
2,300
900
00
01
02
03

Companies with BlackBerry Enterprise Server Installed

We expect fiscal 2004 to be an exciting year as we expand BlackBerry availability into the prosumer market, launch BlackBerry on third-party handsets, further enhance both our hardware and server offerings, and continue to grow our global subscriber base.

R&D and Manufacturing

Current capacity in RIM's manufacturing facility is over 1.5 million handhelds per year. With additional equipment, RIM's 122,000 square foot facility can scale to produce over 6 million units per year. This facility is designed to meet planned production requirements for the next several years.

Our products continue to be manufactured in-house, which brings RIM the benefits of tight integration between Manufacturing and R&D, stringent quality control and close direct relationships with suppliers.

RIM expects fiscal 2004 to be an exciting year as BlackBerry availability is expanded into the prosumer market; BlackBerry is launched on third-party handsets; further enhancements are made to both our hardware and server offerings; and our global subscriber base continues to grow.

Our goals for fiscal 2004 include:

1. Continue to significantly grow the BlackBerry user base both in North America and globally
2. Grow revenue while managing costs effectively
3. Work closely with our carrier partners around the world to extend BlackBerry success into the prosumer market
4. Continue to enhance the BlackBerry product offering with colour screens, further enhancements to BlackBerry Enterprise Server and new software capabilities
5. Work with our licensing partners to bring BlackBerry Connect enabled handsets to market
6. Expand our licensing program to include partners for our hardware reference design
7. Continue to foster a culture of innovation, growth and achievement in our organization



Thank you for your support in the past year and we look forward to continued success in fiscal 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read together with our audited annual consolidated financial statements and the accompanying notes.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future results of operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Please see *"Forward-Looking Statements"*.

Management's Discussion and Analysis of Financial Condition and Results of Operations has been prepared with reference to the Company's *Consolidated Financial Statements* and *Notes* which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All financial information herein is presented in thousands of United States ("U.S.") dollars, except per share data, and except as otherwise indicated.

Overview

Research In Motion Limited ("RIM" or "the Company") is a leading designer, manufacturer and marketer of innovative wide-area wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server. There are in excess of 10,000 companies around the world with BlackBerry Enterprise Server software installed. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM derives its revenues from the BlackBerry wireless platform, the RIM Wireless Handheld product line, software development tools, radio-modems and software/hardware licensing agreements.

Summary Results of Operations

	Fiscal 2003	*Fiscal 2002*	*Change*
Revenue	**$306,732**	$ 294,053	$ 12,679
Cost of sales	**166,615**	195,493	(28,878)
Gross margin	**140,117**	98,560	41,557
Gross margin	**45.7%**	33.5%	12.2%
Expenses			
Research and development – net	**55,916**	37,446	18,470
Selling, marketing and administration	**117,984**	102,359	15,625
Amortization	**30,445**	17,485	12,960
Restructuring charges	**6,550**	–	6,550
Litigation	**58,210**	–	58,210
	269,105	157,290	111,815
Loss from operations	**(128,988)**	(58,730)	(70,258)
Investment income	**11,430**	25,738	(14,308)
Loss before write-down of investments and income taxes	**(117,558)**	(32,992)	(84,566)
Write-down of investments	**–**	5,350	(5,350)
Loss before income taxes	**(117,558)**	(38,342)	(79,216)
Provision for (recovery of) income tax	**31,106**	(9,863)	(40,969)
Net loss	**$ (148,664)**	$ (28,479)	$ (120,185)
Loss per share - basic and diluted	**$ (1.91)**	$ (0.36)	$ (1.55)

Critical Accounting Policies and Estimates

General

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. For example, management makes significant estimates in determining the allowance for doubtful accounts and sales returns, provisions for excess and obsolete inventory, useful lives of long-lived assets, valuation of goodwill, realization of future tax assets, provision for warranty and provision for litigation contingencies. These estimates are based upon management's historical experience and various other assumptions that are believed by management to be reasonable under the circumstances. Such assumptions and estimates are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The Company's Critical Accounting Policies have been reviewed and discussed with the Audit Committee.

Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

Handheld and other hardware products

Revenue from the sale of hardware, original equipment manufacturer ("OEM") radios and accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2"). If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised.

Service

Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

Non-recurring engineering ("NRE") contracts

Revenue is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Allowance for Doubtful Accounts and Bad Debts Expense

The Company evaluates the collectibility of its trade receivables based upon a combination of factors. RIM regularly reviews and updates its information with respect to significant receivable balances. When it becomes aware of a specific customer's inability to meet its financial obligations to the Company, such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, RIM records a specific bad debt reserve to reduce the customer's related trade receivable to its estimated net realizable value. The Company also records bad debt reserves for all other customers based upon a variety of factors including the ageing of the account, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

Inventory

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled roll-out of new product. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs a detailed assessment of inventory each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs could differ from the Company's estimates. If management believes that demand no longer allows the Company to sell inventories above that cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

Valuation of long-lived assets, intangible assets and goodwill

In connection with the business acquisitions completed in fiscal 2002 and 2003, the Company identified and estimated the fair value of assets acquired including certain identifiable intangible assets other than goodwill and liabilities assumed in the combinations. Any excess of the purchase price over the estimated fair value of the identified net assets was assigned to goodwill. The determination of estimated lives for long-lived and intangible assets involves significant judgement.

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived and intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge.

Effective March 3, 2002, the Company adopted the new recommendations of Section 3063 of the Canadian Institute of Chartered Accountants ("CICA") Handbook ("CICA 3063") with regards to the impairment of long-lived assets and accordingly, long-lived assets are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. If such an event occurs, the affected asset is written down to its fair value. There was no impact to retained earnings as a result of the adoption of this recommendation.

Effective March 3, 2002, the Company adopted the new recommendations of Section 3062 of the CICA Handbook ("CICA 3062") with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. Upon adoption of these new recommendations, goodwill was required to be tested for impairment. The Company performed the required impairment tests of goodwill as at March 1, 2003 and March 3, 2002 and concluded that the existing goodwill was not impaired. The Company did not have any goodwill prior to the adoption of the new recommendation, therefore, there was no impact to prior year's earnings upon its adoption.

Income taxes

The Company's future tax asset balance represents temporary differences between the financial reporting and tax bases of assets and liabilities including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, as well as operating loss carryforwards and capital loss carryforwards, net of valuation allowances. The Company evaluates its future tax assets based upon estimates of projected future taxable income streams during periods in which temporary differences become deductible and tax planning strategies. The Company records a valuation allowance to reduce future income tax assets to the amount that is more likely than not to be realized. As a result of the current operating losses incurred, as well as forecasted near term operating losses, the Company has determined that it is no longer able to satisfy the "more likely than not" standard under GAAP with respect to the valuation of its future income tax asset balance and has recorded a full valuation allowance against the entire future tax asset balance. Should RIM determine that it is able to realize its future tax assets in the future in excess of its net recorded amount, net income would increase in the reporting period such determination is made.

Litigation

The Company is currently involved in certain legal proceedings, including patent litigation where it is seeking to protect its patents (see *note 11(b)*) and where it is seeking to defend itself in a patent infringement suit (the "NTP matter" – see *note 14*). RIM has recorded liabilities for the estimated probable costs for the resolution of the NTP matter, based upon Court rulings to date and the Company's current and estimated future costs with respect to ongoing legal fees, in accordance with Canadian and U.S. GAAP for "Contingencies". These estimates have been developed in consultation with legal counsel handling the defence of this matter. The actual resolution of the NTP matter may differ materially from these estimates as at March 1, 2003 both as a result of future rulings issued by the court currently adjudicating the matter and also by the appellate courts at the conclusion of the appeals process; potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.

Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized; handheld products are generally covered by a time limited warranty for varying future periods. The Company's warranty obligation is affected by product failure rates, material usage and service delivery costs. The Company's estimates of costs are based upon historical experience and expectations of future conditions. To the extent that the Company experiences increased warranty activity or increased costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

Cost method for long-term portfolio investments

All investments with maturities in excess of one year are classified as long-term portfolio investments and are carried at cost. The Company does not exercise significant influence with respect to any of these investments. In the event that a decline in the fair value of an investment occurs, management may be required to determine if the decline is other than temporary. If the fair value is less than the carrying value and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.

Results of Operations

Year ended March 1, 2003 compared to the year ended March 2, 2002

Revenue for the year increased to $306.7 million from $294.1 million in the previous year. BlackBerry was the main revenue driver. The Company anticipates that its BlackBerry solution will continue to drive the Company's future revenue growth through the sale of handhelds and service and through the licensing of software.

Highlights for fiscal 2003:

- The BlackBerry subscriber base grew to approximately 534,000 users.
- Launched the BlackBerry 6510 handheld which operates on Nextel's iDEN network in the United States. The BlackBerry 6510 handheld combines email, digital cellular phone, Direct Connect, web and organizer applications in a single wireless handheld.
- Launched BlackBerry 6710 and BlackBerry 6720 handhelds. The BlackBerry 6710 is a world band handheld supporting seamless operation on GSM/GPRS networks in North America, Europe and Asia Pacific (900/1900 MHz frequencies). The BlackBerry 6720 is a dual band handheld operating on GSM/GPRS networks (900/1800MHz frequencies) and allows mobile professionals to travel in Europe and Asia Pacific with one handheld.
- Launched BlackBerry 6750 handhelds. The BlackBerry 6750 is a data and voice-enabled handheld that operates on CDMA2000 1X wireless networks in North America.
- Launched BlackBerry Enterprise Server v3.6 to provide added functionality to the Company's corporate user base.

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

- Launched BlackBerry Web Client which assists in RIM's expansion of its addressable market to include the professional consumer segment (hereinafter called "prosumer" market).
- Launched the BlackBerry Connect licensing program
- Continued to expand the geographic reach of the BlackBerry solution through the development of additional carrier relationships.

Selected Quarterly Financial Data – Unaudited

2003 Fiscal Year	*Fourth Quarter*	*Third Quarter*	*Second Quarter*	*First Quarter*
Revenue	$ 87,502	$ 74,176	$ 73,418	$ 71,636
Gross margin	40,863	34,506	33,595	31,153
Operating expenses **	49,057	58,056	49,474	47,758
Restructuring charge	–	6,550 [1]	–	–
Litigation	25,540 [2]	27,760 [2]	4,910 [2]	–
Investment income	(2,498)	(2,901)	(2,877)	(3,154)
Loss before income taxes	(31,236)	(54,959)	(17,912)	(13,451)
Provision for (recovery of) income taxes	– [3]	37,365 [3]	(3,612)	(2,647)
Net loss	$ (31,236)	$ (92,324)	$ (14,300)	$ (10,804)
Loss per share – basic and diluted	$ (0.40)	$ (1.20)	$ (0.18)	$ (0.14)

2002 Fiscal Year	*Fourth Quarter*	*Third Quarter*	*Second Quarter*	*First Quarter*
Revenue	$ 66,132	$ 70,857	$ 80,059	$ 77,005
Gross margin	27,826	26,472	14,897 [4]	29,365
Operating expenses **	44,377	40,562	39,756	32,595
Restructuring charge	–	–	–	–
Litigation	–	–	–	–
Investment income	(4,331)	(5,164)	(7,076)	(9,167)
Income (loss) before write-down of investments and income taxes	(12,220)	(8,926)	(17,783)	5,937
Write-down of investments	–	–	5,350	–
Provision for (recovery of) income taxes	(3,670)	(2,668)	(5,614)	2,089
Net income (loss)	$ (8,550)	$ (6,258)	$ (17,519)	$ 3,848
Earnings (loss) per share – basic and diluted	$ (0.11)	$ (0.08)	$ (0.22)	$ 0.05

** Operating expenses include research and development, sales, marketing and administration and amortization.

Notes:

(1) See *Restructuring Charges* later in this MD&A and *note 13* to the *Consolidated Financial Statements.*

(2) See *Patent Litigation* later in this MD&A and *note 14* to the *Consolidated Financial Statements.*

(3) See *Income Taxes* later in this MD&A and *note 8* to the *Consolidated Financial Statements.*

(4) During the second quarter of fiscal 2002, the Company recorded a write-down of $16.1 million to the carrying values of its inventories of legacy component raw materials.

(5) During the second quarter of fiscal 2002, the Company recorded a bad debt provision of $6.9 million to write down the trade receivable balance of a large customer to its then estimated net realizable value. The provision was charged to *Selling, marketing and administration* on the *Consolidated Statement of Operations and Deficit* in the second quarter.

(6) The Company recorded a write-down of its investments in the amount of $5.3 million during the second quarter of 2002.

(7) During the fourth quarter of fiscal 2002, the Company collected a portion of trade receivable monies previously provided for, resulting in an income amount of $3.9 million. This amount was recorded as a reduction to *Selling, marketing and administration* expense in the fourth quarter. This is further described later in this MD&A under *Selling, Marketing and Administration Expenses.*

Revenue

In fiscal 2003, revenue increased $12.6 million to $306.7 million from $294.1 million in the previous year. RIM's primary revenue stream is generated by BlackBerry, which includes sales of wireless handhelds, service and software. BlackBerry provides users with a wireless extension of their enterprise and personal email accounts, including Microsoft® Outlook®, MSN®, Hotmail®, AOL® and POP3/ISP email accounts. When coupled with the BlackBerry Enterprise Server, BlackBerry allows Microsoft Exchange® and Lotus® Domino™ users to send and receive secure corporate email and personal information management ("PIM") functions, such as calendar, address book, task list and other functions associated with personal organizers securely, from a single handheld. In addition, BlackBerry, through its Mobile Data Service (MDS) functionality allows users to securely access data from their enterprise applications using the secure BlackBerry architecture.


Software, NRE and other 17.8%
Handhelds 40.0%
Service 42.2%
Revenue Mix Fiscal 2003

Handheld revenues include sales of data only handheld products such as the RIM 950, RIM 957 and RIM 857; together with sales of data and voice-enabled, second generation ("2.5G") devices such as the BlackBerry 6700 Series, BlackBerry 6510 and the BlackBerry 6750 handhelds.


Software, NRE and other 15.3%
Handhelds 54.5%
Service 30.2%
Revenue Mix Fiscal 2002

BlackBerry service comprises two revenue streams. For RIM's direct Mobitex and DataTac® BlackBerry subscribers, the Company purchases wholesale airtime and provides a complete end-to-end solution to its subscribers. In contrast, where carriers distribute handhelds to customers, RIM bills the carriers for a monthly infrastructure access fee per BlackBerry subscriber and does not bill the subscriber directly. In the latter case, the carriers own the relationship with the BlackBerry subscribers and bill the BlackBerry subscribers for airtime (voice and data) and BlackBerry service directly.

BlackBerry software is licensed to end customers. Revenue from software is derived from BlackBerry Enterprise Server software, Client Access Licences ("CAL's"), which are charged for each subscriber using the BlackBerry service, and through upgrades for software.

Revenues are also generated from sales of radio modems to OEM manufacturers, through NRE, accessories and repair and maintenance programs.

A comparative revenue breakdown is set out in the following table:

	Fiscal Year 2003 ($000's)		*Fiscal Year 2002 ($000's)*		*Increase (Decrease) 2003/2002 ($000's)*
Handhelds	$122,711	40.0%	$ 160,198	54.5%	$ (37,487)
Service	129,331	42.2%	88,880	30.2%	40,451
Software, OEM, NRE, accessories and other	54,690	17.8%	44,975	15.3%	9,715
	$306,732	100.0%	$ 294,053	100.0%	$ 12,679

Handheld product revenues decreased by $37.5 million or 23.4% to $122.7 million or 40.0% of consolidated revenues in 2003 compared to $160.2 million or 54.5% of revenues for the prior year. RIM attributes this decline in handheld revenues to delays in the rollouts of 2.5G networks and delays in the timing of new handheld launches. Additionally, demand for the Company's Mobitex and DataTac products declined in fiscal 2003. The Company attributes such decline primarily to a reduced demand from Cingular Wireless, Motient and direct customers as a result of the transition to 2.5G by subscribers.

Service revenue increased $40.5 million or 45.5% to $129.3 million in fiscal 2003 from $88.9 million in 2002; and comprised 42.2% of consolidated revenues. BlackBerry subscribers increased by 213,000 or 66.4% to approximately 534,000 in the current year from 321,000 as at March 1, 2002.

Software, OEM, NRE, accessories and other revenues increased to $54.7 million or 17.8% of consolidated revenues compared to $45.0 million or 15.3% of revenues in the previous year. Software growth is generally consistent with the increase in handheld sales and service revenues. NRE revenues have declined in fiscal 2003, primarily as a result of the completion, during the third quarter of fiscal 2003, of a large contract with one customer that was secured and commenced during the second quarter of fiscal 2002.

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

The Company's comparative geographical revenue distribution is set out below:

	March 1, 2003	March 2, 2002	February 28, 2001
Sales			
Canada	$ 21,788	$ 21,381	$ 16,721
United States	255,466	239,702	204,606
Europe/AsiaPac	29,478	32,970	–
	$ 306,732	$ 294,053	$ 221,327
Canada	7.1%	7.3%	7.6%
United States	83.3%	81.5%	92.4%
Europe/AsiaPac	9.6%	11.2%	–
	100.0%	100.0%	100.0%

Trending into Fiscal 2004

The Company believes its fiscal 2003 fourth quarter revenue and product mix is more indicative of RIM's growth prospects and trending heading into fiscal 2004. The table below sets out the fiscal 2003 quarterly data for reference:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Handhelds	$ 40,014	$ 27,517	$ 27,060	$ 28,120
Mix %	45.7%	37.1%	36.9%	39.3%
Service	35,945	32,728	31,287	29,371
Mix %	41.1%	44.1%	42.6%	41.0%
OEM, software, NRE, accessories and other	11,543	13,931	15,071	14,145
Mix %	13.2%	18.8%	20.5%	19.7%
	$ 87,502	$ 74,176	$ 73,418	$ 71,636

Handhelds

For fiscal 2004, the Company is expecting revenue growth in its 2.5G handheld product lines since most of its current North American, European and AsiaPac carrier customers launched commercial 2.5G service during 2003 and will be offering BlackBerry to customers for the entire year, as opposed to only the latter parts of fiscal 2003. RIM expects the average selling price ("ASP") for its 2.5G handheld product lines to decline in fiscal 2004 over 2003 as it is launching products for the prosumer market, which have lower price points than for the enterprise market, similar to the cell phone industry.

Service

It is anticipated that the Company's percentage growth rate for its service revenue will be lower than the 45.5% realized in fiscal 2003, even though the BlackBerry subscriber base is expected to increase by greater than 45.5%. It is expected that the majority of the 2004 growth in the BlackBerry subscriber base, over the approximately 534,000 as at March 1, 2003, will result from the unit sales growth of the 2.5G handheld product lines and subsequent BlackBerry subscriber activations. RIM's ASP for service revenue will decline as the percentage of its BlackBerry service revenue on 2.5G networks.

OEM, software, NRE, accessories and other

The Company is expecting fiscal 2004 net revenue growth in its other revenue category comprised of OEM, software, NRE, accessories and other. OEM growth will come from GPRS products introduced in 2003 and software growth will generally correlate to revenue growth in handhelds and service revenue. At the present time, the Company does not have any significant contracts having a NRE component and therefore is projecting a decline in 2004 for this revenue stream. Also, as NRE revenues are generally "one-time" development projects for customers, this revenue stream is difficult to forecast.

Gross Margin

Gross profit increased to $140.1 million or 45.7% of revenue in the current fiscal year, compared to $98.6 million or 33.5% in the previous year. The Company recorded a $16.1 million write-down of the carrying values of its inventories of legacy component raw materials parts during the second quarter of fiscal 2002. The inventory write-down was charged to *Cost of sales* on the *Consolidated Statement of Operations and Deficit*. Gross margin for fiscal 2002, adjusted for the impact of this write-down, was 39.0%. This adjusted gross margin figure does not have any standardized meaning prescribed by GAAP and is not comparable to similar measures presented by other companies.

The net increase in gross margin to 45.7% versus 39.0%, as adjusted, for fiscal 2002 was primarily due to:

- a higher percentage of service revenue in the fiscal 2003 product mix
- higher margin software revenue made up a greater percentage of overall product mix in fiscal 2003
- improved handheld margins as a result of the favourable impact of supplier cost reductions for certain raw material component parts

Trending into Fiscal 2004

The Company expects its gross margin percentage to decline in fiscal 2004 from the 45.7% realized in fiscal 2003.

Handheld product mix has a significant impact on handheld margins as certain product lines realize lower margins than others because cost of goods sold for handhelds include materials, labour and overhead together with other direct non-manufacturing costs such as royalties and warranty.

Additionally, RIM expects its ASP for handheld product lines and resulting handheld gross margin to decline in fiscal 2004 over 2003 as a result of broadening RIM's market share by introducing new products with lower price points for the prosumer market.

The Company will attempt to offset a portion of this handheld gross margin erosion through reductions in its product bills of material cost as a result of negotiating further component parts cost reductions and through improving manufacturing efficiencies. Beginning with the fourth quarter of fiscal 2003, RIM has been able to rely on its higher confirmed production backlog to realize manufacturing cost economies by evening out its production stream over the thirteen week quarterly cycles, which results in lower non-standard manufacturing costs such as direct labour overtime and higher capacity utilization. Additionally, the Company's handheld and consolidated gross margin will continue to be influenced by the determination of obsolete or excess inventory.

The Company's service and consolidated gross margin will be influenced by the change in the percentage mix from BlackBerry direct subscribers to carrier-owned 2.5G BlackBerry subscribers.

The Company's consolidated gross margin will also be influenced by the change in the overall revenue mix among handhelds, service and software as well as any impact of BlackBerry Connect and Technical Support Services revenues.

Expenses

Expenses, as reported on the *Consolidated Statement of Operations and Deficit* and excluding *Restructuring charges* and *Litigation*, are comprised of research and development, selling, marketing and administrative expenses and amortization.

As a result of RIM's restructuring plan late in the fiscal 2003 third quarter as well as the expected future quarterly and annual costs savings that management is targeting (see *Restructuring Charges* later in this MD&A and *note 13* to the *Consolidated Financial Statements*), the Company believes that the fiscal 2003 annual expense figures for research and development, selling, marketing and administrative expenses and amortization are not a meaningful reference point. Additionally, RIM incurred the largest portion of its annual marketing program costs during the third quarter of fiscal 2003. Consequently, the Company believes that its expense levels in the fourth quarter of fiscal 2003 provide more meaningful forward-looking analysis.

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

The table below provides a fiscal 2003 quarterly summary, excluding *Restructuring charges* and *Litigation*:

	Fiscal 2003	*Fourth Quarter*	*Third Quarter*	*Second Quarter*	*First Quarter*
Research and development					
Gross	$ 64,952	$ 14,389	$ 16,858	$ 17,516	$ 16,189
Government funding	9,036	1,854	15	3,603	3,564
Research and development (net)	55,916	12,535	16,843	13,913	12,625
Selling, marketing and administration	117,984	28,067	33,415	28,529	27,973
Amortization	30,445	8,455	7,798	7,032	7,160
	$204,345	$ 49,057	$ 58,056	$ 49,474	$ 47,758

Research and Development

Gross research and development expenditures, primarily composed of salaries for technical personnel, costs of related engineering materials, software tools and related information technology infrastructure support, as well as subcontracted research and development costs, increased by $15.5 million or 31.3% to $65.0 million or 21.2% of revenue in the year ended March 1, 2003 compared to $49.5 million or 16.8% of revenue in the previous year. Continued focus on the development of 2.5G handhelds for Europe, Asia and North America, together with ongoing work on the BlackBerry platform, have accounted for most of this increase.

Compensation accounts for the majority of the year over year increase at $11.0 million. Other increases were in external professional services, travel and engineering materials consumed.

Net research and development expense, after accounting for government funding in the form of expense reimbursements and scientific research investment tax credits ("ITC's") in fiscal 2003 of $9.0 million (2002 – $12.1 million), represented $55.9 million or 18.2% of revenue versus $37.4 million or 12.7% of revenue in the previous year.

The Company's current development agreement with Technology Partnerships Canada ("TPC") was related to a three-year research and development project under which total contributions from TPC would be a maximum of $23.3 million. The Company has recorded all of the contributions as at March 1, 2003. No further TPC funding reimbursements are due to RIM under this agreement. The Company is continuously pursuing government programs, but there can be no assurance as to any future funding at this time.

Government funding in the form of ITC's for the current fiscal year were nil – see *Income Taxes* and *notes 8* and *12(a)* to the *Consolidated Financial Statements*.

Selling, Marketing and Administration Expenses

Selling, marketing and administrative expenses were $118.0 million for the current year compared to $102.4 million for fiscal 2002, an increase of $15.6 million.

Consistent with its long-term strategic objectives, RIM continued to increase its expense levels to support BlackBerry and other sales and distribution channels in the following areas:

- increased BlackBerry sales and marketing initiatives with the Company's carrier customers
- branding penetration in Europe and the Asia Pacific region ("AsiaPac")
- continued focus on joint channel marketing activities
- international sales and marketing infrastructure in AsiaPac, Australia and South America
- increased infrastructure and staffing in customer fulfilment activities such as call centre, order entry and processing, enhancements to billing systems, etc.
- increased infrastructure and staffing to support the Company's revenue growth opportunities in licensing BlackBerry Connect and Technical Support Services

Compensation expense increased by $20.3 million in fiscal 2003. Other significant fiscal 2003 expense increases were for travel, promotion, marketing support programs and IT support, infrastructure and maintenance expenses.

In fiscal 2003, bad debt expense has decreased $5.5 million versus the prior year. Fiscal 2002 included a net $3.9 million expense with respect to a large customer's Chapter 11 bankruptcy protection filing and related trade receivable write-off. Sales commissions to wireless service provider and agents were also reduced in fiscal 2003.

Amortization

Amortization expense on account of capital and intangible assets increased by $12.9 million to $30.4 million for the year ended March 1, 2003 compared to $17.5 million for the prior year. The Company made expenditures with respect to capital and intangible assets of $39.7 million and $31.0 million respectively in fiscal 2003 versus $73.9 million and $7.1 million in the previous year.

Major capital asset additions in 2003 included production equipment and tooling, research and development computers and equipment and computer infrastructure for the BlackBerry solution, as well as capital equipment required for the expansion of operations internationally. Additionally, RIM continued to invest in the further acquisition, configuration and implementation of its fully integrated enterprise resource planning SAP software.

During fiscal 2003, the Company's acquisition of intangible assets included licence payments amounting to $18.7 million, patents of $12.3 million and the purchase of $7.3 million of technology as part of the Company's four corporate acquisitions in fiscal 2003 (see *notes 6* and *7* to the *Consolidated Financial Statements*).

Restructuring Charges

During the third quarter of 2003, as part of a plan (the "Plan") to improve operating results by streamlining its operations and reducing expenses, the Company recorded restructuring charges of $6.5 million which consisted of workforce reduction costs across all of the organization's employee groups and excess facilities and related costs for operating lease commitments with respect to space no longer needed to support ongoing operations. See *note 13 – Restructuring Charges*.

All employees identified in connection with the workforce reduction component of the Plan were terminated on or about November 12, 2002. The Company expects to complete the remaining elements of the Plan during the first half of fiscal 2004.

The Company expects cost savings as a result of these cost restructuring measures to be approximately $20 – 25 million per year. The savings began in the fiscal fourth quarter of 2003, with the full impact of savings anticipated in the first quarter of 2004.

Litigation

See also *note 14 – Litigation*.

Fiscal 2002

During November 2001, the Company was served with a complaint filed by NTP, Inc. ("NTP") alleging that the Company infringed on eight of its patents (the "NTP matter").

Fiscal 2003 Second Quarter

During the second quarter of fiscal 2003, the Company recorded an expense of $4.9 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter.

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

Fiscal 2003 Third Quarter

The NTP matter went to trial during the third quarter of 2003 in the United States District Court for the Eastern District of Virginia (the "Court"). The jury issued a verdict in favour of NTP on November 21, 2002. Specifically, the jury found that certain of the Company's products and services made available in the United States over certain periods infringed on NTP patents (the "infringing revenues") and as a result the jury awarded damages based upon its assessment of the estimated income derived from these infringing revenues. The jury also found that the infringement was willful. Based upon its finding of infringement, the jury awarded compensatory damages of $23.1 million (the "jury verdict") based upon its assessment of the infringing revenues multiplied by its determination of an appropriate royalty rate (the "royalty rate").

Accordingly, during the third quarter of fiscal 2003, the Company recorded an expense of $23.1 million pursuant to the jury verdict; and recorded an expense of $4.7 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter for a total charge of $27.8 million.

Fiscal 2003 Fourth Quarter

During the fourth quarter of 2003, both NTP and the Company filed post-trial motions and supporting memoranda with the Court in advance of a February 28, 2003 hearing. NTP filed motions for entry of final judgment; prejudgment and postjudgment interest; enhanced damages; attorney fees; and an application for a permanent injunction. The injunction application seeks to prohibit the Company from providing BlackBerry service in the United States and from selling and/or distributing certain handhelds and software. The Company's counsel filed, amongst other motions, a motion asking the Court to enter a judgment in favour of the Company as a matter of law, notwithstanding the jury's verdict. Additonally, RIM filed a motion for a new trial.

During the hearing on February 28, 2003, the Court heard arguments in relation to these post-trial motions, but did not rule on any of the motions except two: i) the Court ruled that NTP was entitled to, for the purposes of determining additional compensatory damages, an accounting of the Company's infringing revenues for the period November 1, 2002 to February 28, 2003 (the "Accounting"); and ii) the Court ruled that if the jury's verdict were entered, the prejudgment interest rate would be set at the prime rate.

The Court next ruled on March 11, 2003 as follows: i) the jury's compensatory damages award was increased by the amount equal to the infringing revenues for the period November 1, 2002 to November 30, 2002 multiplied by the royalty rate; ii) supplemental judgment was entered for NTP for compensatory damages equal to the infringing revenues for the period December 1, 2002 to February 28, 2003 multiplied by the royalty rate; iii) on or before March 30, 2003, the Company was required to provide the Accounting, duly verified and sworn, to NTP and the Court; iv) commencing with the first quarter of fiscal 2004, the Company was required to provide an Ongoing Quarterly Accounting to NTP and the Court of all infringing revenues; v) to account for any ongoing postjudgment infringement activity, the Company was required to establish an interest-bearing account with an FDIC-insured bank located in the Eastern District of Virginia and make deposits therein on a quarterly basis ("Quarterly Deposits"), in amounts equal to the quarterly infringing revenues multiplied by the royalty rate; vi) the Quarterly Deposits are to be continued until such time as the judgment of the Court is affirmed, reversed, or remanded, at which time the parties will be required to move the Court for a hearing on the disposition of the Quarterly Deposits; vii) the Company is required to pay prejudgment interest on the compensatory (non-enhanced) portion of damages awarded by the jury. Such interest will accrue from the date of the Company's first infringing activity and be compounded quarterly. The parties jointly submitted a calculation of the interest due on March 28, 2003; and viii) the Company will be required to pay postjudgment interest on the full amount of the monetary award entered by the Court, as specified in the Court's entry of final judgment.

The Court did not rule at that time on other post-trial motions and ordered the parties to mediation before a U.S. Magistrate Judge. No definitive time frame was set for the mediation process.

On May 23, 2003 the Court ruled as follows: i) the Court ordered that NTP be awarded compensatory damages such that all infringing revenues subsequent to the date of the jury verdict are enhanced by a factor of 0.5 or 50% to 8.55% and that infringing revenues now include all BlackBerry handheld, service and software revenues in the United States; ii) the Court ordered that NTP be awarded plaintiff's attorney fees for the period up to February 22, 2003, at a factor of 0.8 or 80% of actual fees incurred by NTP in this matter; and iii) the Court ordered that postjudgement interest be computed on enhanced compensatory damages.

The Court has not yet ruled on other matters, including whether or not an injunction will be granted to NTP.

As the May 23, 2003 ruling was received before the completion of the Company's annual consolidated financial statements, the Company recorded, during the fourth quarter of fiscal 2003, an expense of $25.5 million with respect to the NTP matter to provide for additional estimated compensatory damages for the period November 1, 2002 to February 28, 2003; enhanced compensatory damages awarded by the Court, plaintiff's attorney fees awarded by the Court, prejudgment interest from the date of the Company's first alleged infringing activity to the jury verdict on November 21, 2002, postjudgment interest for the period November 22, 2002 to March 1, 2003; and additional current and estimated future costs with respect to ongoing legal fees.

The total expense recorded in relation to the NTP matter for the fiscal year is $58.2 million.

As of the completion of these consolidated financial statements, the likelihood of any further loss and the ultimate amount of loss, if any, was not reasonably determinable; consequently, the Company has not recorded any additional amounts from those noted above.

The Company's management remains of the view that the Company's products and services do not infringe upon any of NTP's patents and that the patents are invalid. The Company will continue to contest this matter.

Trending into Fiscal 2004

The Company anticipates that the fiscal 2004 quarterly earnings charge with respect to estimated compensatory damages, estimated enhanced (by a factor of 0.5) compensatory damages and estimated postjudgment interest be between $8.0 million to $9.0 million for each of the first two quarters and increase thereafter as the quarterly compensatory damages are variable to the Company's expected 2004 BlackBerry revenue growth, the majority of which would be infringing revenues, as determined by the Court.

Investment Income

Investment income decreased in fiscal 2003 by $14.3 million to $11.4 million from $25.7 million in the year ended March 2, 2002. The decrease reflects lower average interest rates realized in the current year versus the prior year. Additionally, the Company's average total balance of cash, cash equivalents, marketable securities and long-term portfolio investments was lower during the current year compared with the comparable average total balance of cash, cash equivalents and marketable securities in the preceding fiscal year. The weighted average yield for cash and cash equivalents as at March 1, 2003 is 1.3% (March 2, 2002 – 1.7%) and was 2.7% for marketable securities as at March 2, 2002. During fiscal 2003 the Company invested $190.0 million in long-term portfolio investments that have an average yield of 3.8% as at March 1, 2003.

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

Write-Down of Investments

The Company made several strategic investments in technology companies in fiscal 2001, representing ownership positions of less than 10%. The Company did not exercise significant influence with respect to any of these companies.

The Company reviews the carrying values of its investments to determine if a decline in value other than temporary in nature has occurred. During fiscal 2002, the Company reviewed the remaining carrying values of these investments and determined that the financial, operational and strategic circumstances relating to most of these investments warranted a write-down of the carrying values. Consequently, the Company recorded a reduction of its investments in the amount of $5.3 million during the second quarter of 2002.

Income Taxes

The Company recorded an income tax expense of $31.1 million on its pre-tax loss of $117.6 million. During the third quarter of fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under GAAP with respect to the valuation of its future income tax asset balance. Consequently, the Company recorded a future income tax provision of $27.6 million for fiscal 2003. The valuation allowance, combined with the decision to report results from operations without tax effecting losses beginning in the third quarter of 2003, resulted in unrecognized income tax benefits of $68.7 million as at March 1, 2003. These net future tax assets have a substantially unlimited life and remain available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future uncertainties are resolved, the valuation allowance may be adjusted accordingly. The Company has not provided for Canadian future income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, since these earnings are intended to be reinvested indefinitely.

The Company's fiscal 2002 consolidated net effective tax rate was 25.7% and was materially affected by the impact of the write-down of investments, which resulted in an capital loss that was not tax effected and varying tax rates in different foreign jurisdictions.

Net Loss

Net loss was $148.7 million or $1.91 basic and diluted in fiscal 2003 versus $28.5 million or $0.36 basic and diluted in the prior year.

Liquidity and Capital Resources

Cash flows generated from operating activities were $2.8 million in the current fiscal year compared to cash flow generated from operating activities of $17.7 million in the prior year. The primary factor in the reduction was the increase in the pre-tax loss to $98.9 million in fiscal 2003 from $38.3 million in the prior year. Non-cash working capital generated $72.4 million in fiscal 2003 versus $40.0 million in the prior year, an increase of $32.4 million, as summarized in the following table:

As at	*March 1, 2003*	*March 2, 2002*	*Working capital funds generated*
Trade receivables	40,803	42,642	1,839
Other receivables	4,538	5,976	1,438
Inventories	31,275	37,477	6,202
Accounts payable and accruals	73,009	46,934	26,075
Accrued litigation	32,037	–	32,037
Deferred revenue	14,336	9,773	4,563

Cash flows used in financing activities were $24.0 million for the current year, including the buyback of common shares of $24.5 million pursuant to the Company's Common Share Purchase Program. Cash flows used in financing activities for fiscal 2002 were $4.3 million for the current year which included the buyback of common shares of $5.5 million pursuant to the Company's Common Share Purchase Program.

Cash flows used in investing activities, net of the net decrease in marketable securities of $304.1 million, were $282.7 million for the year ended March 1, 2003, which included the acquisition of long-term portfolio investments of $190.0 million, capital and intangible asset expenditures of $39.7 million and $31.0 million respectively and the acquisition of subsidiaries for cash consideration of $22.0 million. Cash flows used in investing activities were $181.7 million for the year ended March 2, 2002, which included capital and intangible asset expenditures of $73.9 million and $7.1 million respectively, the acquisition of a subsidiary for the net cash consideration portion of $9.7 million and the net acquisition of marketable securities of $91.0 million.

Cash, cash equivalents and marketable securities decreased by $113.8 million to $530.7 million as at March 1, 2003 from $644.6 million as at March 2, 2002. A comparative summary is set out below.

As At	*March 1, 2003*	*March 2, 2002*	*Change*
Cash and cash equivalents	$ 340,681	$ 340,476	$ 205
Marketable securities	–	304,083	(304,083)
Long-term portfolio investments	190,030	–	190,030
Cash, cash equivalents and marketable securities	$ 530,711	$ 644,559	$ (113,848)

Trending into Fiscal 2004

The Company has $340.7 million available in cash and cash equivalents. This is adequate to meet the Company's operations for fiscal 2004.

The Company is required to deposit the future NTP compensatory damages amounts into a bank escrow account on a quarterly basis, subsequent to the end of each fiscal quarter. The quarterly deposit is currently 8.55% of infringing revenues and will be set aside in escrow until the appeals process is complete.

Aggregate Contractual Obligations

As at March 1, 2003 the Company's contractual obligations, including payments due by period, are as follows:

	Total	*2004*	*2005*	*2006*	*2007*	*2008 and Thereafter*
Current maturities of long-term debt	$ 6,143	$ 6,143	$ –	$ –	$ –	$ –
Long-term debt	5,776	–	175	187	201	5,213
Operating lease payments	13,207	1,804	1,615	1,495	1,281	7,012
Purchase obligations	32,455	26,073	6,382	–	–	–
Total contractual obligations	$57,581	$ 34,020	$ 8,172	$ 1,682	$ 1,482	$ 12,225

Additionally, the Company intends to fund, through the use of a letter of credit or bond facility, any monies, other than the quarterly escrow deposits, that the Company would owe to NTP as determined by the Court and any confirmed by future final Court rulings (see *Litigation*).

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The majority of the Company's revenues are transacted in U.S. dollars and British pounds sterling. Purchases of raw materials are primarily transacted in U.S. dollars. Certain other expenses, consisting of salaries, operating costs and manufacturing overhead, are incurred primarily in Canadian dollars. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. dollar. These foreign currencies include the Canadian Dollar, British Pound, Euro, Australian Dollar and Japanese Yen. To mitigate the risks relating to foreign exchange

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

fluctuations, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities through the utilization of derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $58.1 million as at March 1, 2003 (2002 – $87.5 million). These contracts carry a weighted average rate of U.S. $1.00 equals Canadian $1.5831, and mature at various dates, with the latest being December 1, 2003. These contracts have been designated as cash flow hedges, with gains and losses on the hedge instruments being recognized in the same period as, and as part of, the hedged transaction. As at March 1, 2003, the notional gain on these forward contracts was approximately $3,439 (2002 – notional loss of $1,478).

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $10.0 million (2002 – $nil). These contracts carry a weighted average exchange rate of U.S. $1.00 equals Canadian $1.5706, and mature on December 1, 2003. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at March 1, 2003, the notional gain on these forward contracts was approximately $419 (2002 – n/a).

The majority of the Company's cash, cash equivalents and marketable securities are denominated in U.S. dollars as at March 1, 2003.

Interest Rate

Cash, cash equivalents and marketable securities are invested in certain instruments of varying short-term maturities; consequently the Company is exposed to interest rate risk as a result of holding investments of varying maturities up to one year. The fair value of marketable securities, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

The Company is undergoing significant external sales growth internationally and the resulting growth in its customer base in terms of both numbers and in some instances increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables with Export Development Corporation.

While the Company sells to a variety of customers, three customers comprised 17%, 16 %, and 14% of trade receivables as at March 1, 2003 (2002 – two customers comprised 16% and 15%). Additionally, one customer comprised 12% of the Company's sales (2002 – two customers comprised 17% and 11%).

Forward-Looking Statements

Forward-looking statements in this Annual Report are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend, anticipate, estimate, expect, believe, will, predicts" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

- product development and technological change, including continued acceptance of RIM's products
- network disruption and levels of service
- dependence on network carrier partners
- protection of and dependance upon proprietary technology and intellectual property rights
- risks of third party claims for infringement of intellectual property, including the initiation and outcome of litigation
- ability to manage growth and ongoing development of service and support operations
- security risks
- competition
- international expansion of business operations
- reduced spending by customers
- uncertainty of current economic conditions
- customer dependency and credit concentration
- potential fluctuations in quarterly financial results
- reliance on other third parties
- foreign exchange
- interest rate sensitivity
- creditworthiness of cash equivalents and long-term portfolio investment instruments
- product defects and product liability
- control of production and product quality
- reliance on suppliers
- limited financial resources/need for future financing
- dependence on key personnel
- continued use and expansion of the internet
- regulation, certification & health risks
- volatility of stock price
- control of shares by management
- potential tax liabilities
- proposed regulations related to equity compensation
- environmental regulations and costs
- enforceability of civil liabilities
- possible anti-takeover effect of certain charter provisions
- others as may be disclosed in RIM's various corporate disclosure documents from time to time and other risk factors detailed from time to time in RIM's periodic reports filed with the U.S. Securities and Exchange Commission and other regulatory authorities.

If one or more of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results could vary materially from those that are expressed or implied by these forward-looking statements. The forward-looking statements included in *Management's Discussion and Analysis of Financial Condition and Results of Operations* are made only as of the date hereof. The Company does not intend and does not assume any obligation to update these forward-looking statements.

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

Impact of Accounting Pronouncements Not Yet Implemented

Hedging Relationships

In December 2002, the Canadian Institute of Chartered Accountants ("CICA") approved amendments to Accounting Guideline, AcG-13, Hedging Relationships ("AcG-13"). The proposed amendments clarify certain of the requirements in AcG-13 and provide additional application guidance. AcG-13 applies to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. The Company is currently reviewing the impact of adoption on the consolidated financial statements.

Disposal of Long-lived Assets and Discontinued Operations

In December 2002, the CICA amended Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations ("Section 3475"). Section 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. Section 3475 applies to disposal activities initiated on or after May 1, 2003. The Company is currently reviewing the impact of adoption on the consolidated financial statements.

Disclosure of Guarantees

In February 2003, the CICA issued Accounting Guideline, AcG-14, Disclosure of Guarantees ("AcG-14). AcG-14 provides guidance regarding the identification of guarantees and requires the guarantor to disclose the significant details of guarantees that have been given regardless of whether a payment is required under the guarantee. Unlike the U.S. standard, AcG-14 does not require fair value recognition of guarantees on the balance sheet nor does it extend to product warranties. AcG-14 is to be applied to interim and annual financial reporting beginning on or after January 1, 2003. The Company is currently reviewing the impact of adoption on the consolidated financial statements.

Outlook

RIM's strategy is to leverage the technology and infrastructure investments made over the past several years to drive BlackBerry subscriber growth and financial performance. RIM plans to extend its technical and market lead by continuing to invest in core research and development to enhance the BlackBerry product portfolio, by fostering new international business relationships, by licensing the BlackBerry platform to key handset vendors and by strengthening our infrastructure to support global subscriber growth.

RIM will continue to pursue growth opportunities with global carriers to further expand BlackBerry's global footprint and to extend our enterprise market leadership into the prosumer market. RIM plans to increase the addressable market for BlackBerry through the strategic licensing of both the BlackBerry platform and RIM's hardware technology.

We anticipate significant revenue growth in fiscal 2004 and are targeting substantial increases in the BlackBerry subscriber base. RIM intends to realize this growth while continuing to manage our financial resources prudently and while fostering a culture of innovation and achievement among our employees.

Management's Responsibility for Financial Reporting

To the Shareholders of Research In Motion Limited

Management of Research In Motion Limited is responsible for the preparation and presentation of the consolidated financial statements and all of the financial information in this Annual Report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and include certain amounts based upon estimates and judgements required for such preparation. The financial information appearing throughout this Annual Report is consistent with the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Research In Motion Limited.

In fulfilling its responsibility for the reliability and integrity of financial information, management has developed and maintains systems of accounting and internal controls and budgeting procedures. Management believes these systems and controls provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and financial records are reliable for the preparation of accurate and timely consolidated financial statements.

The Company's Audit Committee of the Board of Directors, which consists entirely of non-management independent directors, meets periodically with management and the independent auditors to ensure that each is discharging its respective responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The external auditors have full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings to the Board of Directors for consideration when the Board approves the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP and Zeifman and Company LLP, the independent auditors appointed by the shareholders, in accordance with Canadian generally accepted auditing standards.

Waterloo, Ontario



Mike Lazaridis
President & Co-CEO



Dennis Kavelman
Chief Financial Officer

Auditors' Report

To the Shareholders of Research In Motion Limited

We have audited the consolidated balance sheets of Research In Motion Limited as at March 1, 2003 and March 2, 2002 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three year period ended March 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 1, 2003 and March 2, 2002 and the results of its operations and its cash flows for each of the years in the three year period ended March 1, 2003 in accordance with Canadian generally accepted accounting principles.

As described in *notes 1(k)*, *1(l)* and *1(r)* to these consolidated financial statements, effective March 3, 2002 the Company adopted new accounting recommendations of the Canadian Institute of Chartered Accountants Handbook with respect to impairment of long lived assets, goodwill and other intangible assets and stock based compensation, respectively.

Toronto, Canada, March 28, 2003 (except as to *note 14* which is as of May 28, 2003).



Ernst & Young, LLP
Chartered Accountants



Zeifman & Company, LLP
Chartered Accountants

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

Consolidated Balance Sheets

As at	*March 1, 2003*	*March 2, 2002*
Assets		
Current		
Cash and cash equivalents (*note 2*)	$ 340,681	$ 340,476
Marketable securities (*note 2*)	–	304,083
Trade receivables	40,803	42,642
Other receivables	4,538	5,976
Inventory (*note 3*)	31,275	37,477
Prepaid expenses and other	7,640	6,664
	424,937	737,318
Long term portfolio investments (*note 4*)	190,030	–
Capital assets (*note 5*)	162,575	151,843
Intangible assets (*note 6*)	51,479	16,003
Goodwill (*note 7*)	30,588	14,395
Future income tax assets (*note 8*)	–	28,598
	$ 859,609	$ 948,157
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 73,009	$ 46,934
Accrued litigation and related expenses (*note 14*)	50,702	–
Income taxes payable	4,909	2,446
Deferred revenue	14,336	9,773
Current portion of long-term debt (*note 9*)	6,143	385
	149,099	59,538
Long-term debt (note 9)	5,776	11,874
	154,875	71,412
Shareholders' equity		
Capital stock (*note 10*)	874,377	894,750
Deficit	(169,643)	(18,005)
	704,734	876,745
	$ 859,609	$ 948,157

Commitments and contingencies (note 11 and 14)
See notes to the consolidated financial statements.

On behalf of the Board



Jim Balsillie
Director



Douglas Wright
Director

Consolidated Statements of Operations and Retained Earnings (Deficit)

For the year ended	*March 1, 2003*	*March 2, 2002*	*February 28, 2001*
Revenue	$ 306,732	$ 294,053	$ 221,327
Cost of sales	166,615	195,493	133,852
Gross margin	140,117	98,560	87,475
Expenses			
Research and development			
(net of government funding) (*note 12(a)*)	55,916	37,446	18,281
Selling, marketing and administration (*note 17(b)*)	117,984	102,359	65,200
Amortization	30,445	17,485	8,645
Restructuring charges (*note 13*)	6,550	–	–
Litigation (*note 14*)	58,210	–	–
	269,105	157,290	92,126
Loss from operations	(128,988)	(58,730)	(4,651)
Investment income	11,430	25,738	22,921
Income (loss) before write-down of investments			
and income taxes	(117,558)	(32,992)	18,270
Writedown of investments (*note 15*)	–	5,350	14,750
Income (loss) before income taxes	(117,558)	(38,342)	3,520
Provision for (recovery of) income taxes (*note 8*)			
Current	3,513	7,058	4,720
Future	27,593	(16,921)	5,011
	31,106	(9,863)	9,731
Net loss	(148,664)	(28,479)	(6,211)
Retained earnings (deficit), beginning of year	(18,005)	11,919	18,130
Common shares repurchased in excess			
of carrying amount (*note 10(a)*)	(2,974)	(1,445)	–
Retained earnings (deficit), end of year	$ (169,643)	$ (18,005)	$ 11,919
Loss per share (*note 16*)			
Basic	$ (1.91)	$ (0.36)	$ (0.08)
Diluted	$ (1.91)	$ (0.36)	$ (0.08)

See notes to the consolidated financial statements.

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

Consolidated Statements of Cash Flows

For the year ended	March 1, 2003	March 2, 2002	February 28, 2001
Cash flows from operating activities			
Net loss	$ (148,664)	$ (28,479)	$ (6,211)
Items not requiring an outlay of cash:			
Amortization	31,600	17,740	9,123
Future income taxes	28,598	(16,921)	5,011
Loss on write-down of capital assets	502	–	–
Gain on foreign currency translation of long term debt	(359)	–	–
Write-down of investments	–	5,350	14,750
Foreign exchange gain (loss)	20	4	(8)
	(88,303)	(22,306)	22,665
Net changes in non-cash working capital items			
Trade receivables	1,958	7,607	(23,029)
Other receivables	1,473	7,918	(7,859)
Inventory	6,202	30,567	(31,192)
Prepaid expenses and other	(525)	(3,467)	(17,730)
Accounts payable and accrued liabilities	24,614	(499)	34,859
Accrued litigation and related expenses	50,702	–	–
Income taxes payable	2,106	(1,018)	2,027
Deferred revenue	4,563	(1,097)	4,593
	91,093	40,011	(38,331)
	2,790	17,705	(15,666)
Cash flows from financing activities			
Issuance of share capital and warrants	1,155	1,491	615,551
Financing costs, net of income tax benefits	–	–	(30,462)
Buyback of common shares pursuant to Normal Course Issuer Bid (*note 10(a)*)	(24,502)	(5,525)	–
Repayment of debt	(614)	(303)	(185)
	(23,961)	(4,337)	584,904
Cash flows from investing activities			
Acquisition of long-term portfolio investments (*note 4*)	(190,030)	–	–
Acquisition of capital assets	(39,670)	(73,917)	(59,058)
Acquisition of intangible assets	(30,997)	(7,106)	(6,503)
Acquisition of subsidiaries (*note 7*)	(21,990)	(9,709)	–
Acquisition of marketable securities	(41,900)	(925,885)	(388,672)
Proceeds on sale and maturity of marketable securities	345,983	834,907	393,683
	21,396	(181,710)	(60,550)
Foreign exchange effect on cash and cash equivalents	(20)	(4)	8
Net increase (decrease) in cash and cash equivalents for the year	205	(168,346)	508,696
Cash and cash equivalents, beginning of year	340,476	508,822	126
Cash and cash equivalents, end of year	$ 340,681	$ 340,476	$ 508,822

See notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

Nature of Business

Research In Motion Limited (the "Company") is a designer, manufacturer and marketer of wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, the Company provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. The Company's technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company's shares are traded on The Toronto Stock Exchange under the symbol RIM and on the Nasdaq National Market under the symbol RIMM.

1. Summary of Significant Accounting Policies

(a) General – These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") on a basis consistent with prior years, which conforms in all material respects with United States generally accepted accounting principles ("U.S. GAAP"), except as presented in *note 21*.

(b) Basis of consolidation – The consolidated financial statements include the accounts of all subsidiaries with intercompany transactions and balances eliminated. All of the Company's subsidiaries are wholly-owned and are considered to be fully integrated operations.

(c) Use of estimates – The preparation of the Company's consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation awards, allowance for doubtful accounts, provision for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in business combinations, amortization expense, implied fair value of goodwill, realization of future tax assets and the related components of the valuation allowance, provision for warranty, and the fair values of financial instruments. Actual results could differ from these estimates.

(d) Foreign currency translation – The U.S. dollar is the functional and reporting currency of the Company. Foreign currency denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars using the temporal method. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at historical exchange rates, and revenues and expenses at the rates of exchange prevailing when the transactions occurred. Resulting exchange gains and losses are included in income.

(e) Cash and cash equivalents – Cash and cash equivalents consist of balances with banks and liquid short-term investments with maturities of three months or less at the date of acquisition. Short-term investments are carried on the balance sheet at the lower of cost or market value.

(f) Marketable securities – Marketable securities consist of liquid short-term investments with maturities of between three months and one year at the date of acquisition, and are carried on the balance sheet at the lower of cost or market value.

(g) Long-term portfolio investments – All investments with maturities in excess of one year are classified as long-term portfolio investments and are carried at cost. The Company does not exercise significant influence with respect to any of these investments. In the event of a decline in value which is other than temporary, the investments are written down to estimated realizable value.

(h) Derivative financial instruments – The Company utilizes derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates. The Company does not purchase or hold derivative financial instruments for speculative purposes.

The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and, the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency cash flows of hedged items.

The Company utilizes derivative instruments designated as fair value hedges to manage its exchange risk related to certain assets and liabilities denominated in foreign currencies. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used as a fair value hedge are accrued under *prepaid expenses and other assets* on the balance sheet and recognized currently in *selling, marketing and administration* expense, net, offsetting the respective translation gains and losses recognized on the underlying foreign currency asset or liability.

The Company utilizes derivative instruments designated as cash flow hedges to manage the risk associated with certain anticipated transactions that will be denominated in foreign currencies. Recognition of the changes in the fair value of these derivative instruments is deferred and recorded in earnings in the period in which the hedged transaction occurs, offsetting the change in the functional currency equivalent of the hedged cash flow.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

(i) Inventories – Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

(j) Capital assets – Capital assets are stated at cost less accumulated amortization. Amortization is provided using the following rates and methods:

Buildings and leaseholds	Straight-line over terms between 5 and 40 years
Information technology	Straight-line over 5 years
Furniture, fixtures, tooling, and equipment	20% per annum declining balance

(k) Intangible assets – Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized as follows:

Acquired technology	Straight-line over 2 to 5 years
Licences	Lesser of 5 years or the actual number of units sold during the terms of the licence agreements
Patents	Straight-line over 17 years

Effective March 3, 2002, the Company adopted the new recommendations of Section 3063 of the Canadian Institute of Chartered Accountants ("CICA") Handbook ("CICA 3063") with regards to the impairment of long-lived assets and accordingly, intangible assets are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. If such an event occurs, the intangible asset is written down to its recoverable value. There was no impact to retained earnings as a result of the adoption of this recommendation.

(l) Goodwill – Effective March 3, 2002, the Company adopted the new recommendations of Section 3062 of the Canadian Institute of Chartered Accountants ("CICA") Handbook ("CICA 3062") with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. Upon adoption of these new recommendations, goodwill must be tested for impairment as of the beginning of the current year. The Company performed the required impairment tests of goodwill as at March 1, 2003 and March 3, 2002 and concluded that the existing goodwill was not impaired. The Company did not have any goodwill prior to the adoption of the new recommendation, therefore, there was no impact to prior year's earnings upon its adoption.

Goodwill represents the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired in such acquisitions. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired, and the second step is considered unnecessary.

In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations and retained earnings.

The Company has one reporting unit, which is the consolidated Company.

(m) Income taxes – The liability method of tax allocation is used to account for income taxes. Under this method, future tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(n) Revenue recognition – The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

Handheld and other hardware products Revenue from the sale of hardware, original equipment manufacturer ("OEM") and accessories are recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2").

Service Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

Software Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

Non-recurring engineering contracts Revenue is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

(o) Research and development – The Company is engaged at all times in research and development work. Research and development costs, other than capital asset acquisitions, are charged as an operating expense of the Company as incurred, unless they meet generally accepted accounting principles for deferral.

(p) Government assistance – Government assistance towards research and development expenditures is received as grants from Technology Partnerships Canada and in the form of investment tax credits on account of eligible scientific research and experimental development expenditures. Investment tax credits are recorded when there is reasonable assurance that the Company will realize the investment tax credits. Assistance related to the acquisition of capital assets used for research and development is credited against the cost of the related capital assets and all other assistance is credited against related expenses, as incurred.

(q) Loss per share – Loss per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options and common share purchase warrants.

(r) Stock-based compensation plan – The Company has a stock-based compensation plan, which is described in *note 10(b)*. The options are granted at the fair market value of the shares on the day of grant of the options. No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

In November 2001, the CICA issued Handbook Section 3870, Stock Based Compensation and Other Stock Based Payments. This standard requires that certain types of stock-based compensation arrangements be accounted for at fair value, giving rise to compensation expense, for grants awarded in fiscal years beginning on or after January 1, 2002. The Company adopted this standard in fiscal 2003 with no impact to retained earnings.

(s) Warranty – The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in *Cost of sales*. The warranty accrual balance is reviewed quarterly to assess that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

2. Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents and marketable securities are comprised as follows:

	March 1, 2003	March 2, 2002
Cash and cash equivalents (a)		
Balances with banks	$ 16,603	$ 4,840
Short-term investments	324,078	335,636
	340,681	340,476
Marketable securities (b)		
Bank certificates of deposit	–	40,230
Commercial paper	–	222,168
Corporate bonds	–	6,382
Government agency paper	–	35,303
	–	304,083
	$ 340,681	$ 644,559

(a) Cash and cash equivalents are comprised of balances with banks, money market investment funds, repurchase agreements, bank certificates of deposit, and investment-grade commercial and government sponsored enterprise paper, with weighted average yields of 1.3% as at March 1, 2003 (2002 – 1.7%). Carrying values of these investments approximate market value.

(b) Carrying values of bank certificates of deposit, commercial paper, corporate bonds and government agency paper approximate market value, with approximate weighted average yields of 2.7 % as at March 2, 2002.

3. Inventory

Inventory is comprised as follows:

	March 1, 2003	March 2, 2002
Raw materials	$ 18,784	$ 27,381
Work in process	8,205	7,164
Finished goods	4,286	2,932
	$ 31,275	$ 37,477

4. Long-term Portfolio Investments

Long-term portfolio investments are comprised as follows:

	Carrying Value	
	March 1, 2003	March 2, 2002
Asset-backed securities	$ 69,002	$ –
Corporate bonds	105,918	–
Government sponsored enterprise notes	15,110	–
	$ 190,030	$ –

	Market Value	
	March 1, 2003	March 2, 2002
Asset-backed securities	$ 69,713	$ –
Corporate bonds	109,283	–
Government sponsored enterprise notes	15,193	–
	$ 194,189	$ –

Long-term portfolio investments carry weighted average yields of 3.8% as at March 1, 2003 (2002 – n/a) and have maturities of no longer than five years.

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

5. Capital Assets

Capital assets are comprised as follows:

	March 1, 2003		
	Cost	Accumulated amortization	Net book value
Land	$ 8,850	$ –	$ 8,850
Buildings and leaseholds	66,254	6,671	59,583
Information technology	81,319	31,893	49,426
Furniture, fixtures, tooling and equipment	70,961	26,245	44,716
	$ 227,384	$ 64,809	$ 162,575

	March 2, 2002		
	Cost	Accumulated amortization	Net book value
Land	$ 8,824	$ –	$ 8,824
Buildings and leaseholds	60,090	3,288	56,802
Information technology	66,702	16,832	49,870
Furniture, fixtures, tooling and equipment	51,564	15,217	36,347
	$ 187,180	$ 35,337	$ 151,843

The acquisition of land and buildings was partially financed by the assumption of a mortgage in the amount of $nil (2002 – $5,981 and 2001 – $nil).

6. Intangible Assets

Intangible assets are comprised as follows:

	March 1, 2003		
	Cost	Accumulated amortization	Net book value
Acquired technology	$ 10,012	$ 1,684	$ 8,328
Licences	28,370	1,085	27,285
Patents	16,751	885	15,866
	$ 55,133	$ 3,654	$ 51,479

	March 2, 2002		
	Cost	Accumulated amortization	Net book value
Acquired technology	$ 2,685	$ 185	$ 2,500
Licences	9,645	186	9,459
Patents	4,479	435	4,044
	$ 16,809	$ 806	$ 16,003

For the year ended March 1, 2003, amortization expense of intangible assets was $2,848 (2002 – $574, 2001 – $64). Total additions to intangible assets in 2003 were $38,324 (2002 – $8,897).

7. Acquisitions

During fiscal 2003, the Company completed four acquisitions. Effective June 2002, the Company purchased the assets of a company whose proprietary software code provides capabilities to facilitate foreign language input and display on handheld products. Effective July 2002, the Company acquired 100% of the common shares of a company that will offer a secure solution for viewing email attachments with BlackBerry Wireless Handhelds™. Effective August 2002, the Company acquired 100% of the common shares of a company that has software products which enable wireless access to major email systems including corporate, proprietary and POP3/IMAP4 using a handheld device. In addition, effective September 2002, the Company also acquired 100% of the common shares of a small company with expertise and technology related to wireless networks. The results of the acquirees' operations have been included in the consolidated financial statements for the periods from each respective closing date up to March 1, 2003.

On October 31, 2001, the Company acquired 100% of the outstanding common shares of a company for its technology and expertise in the wireless delivery of rich graphical content. This company develops Java-based media platforms for wireless devices. The results of this company's operations have been included in the consolidated financial statements since October 31, 2001. The value of the 387,353 common shares issued in 2002 was determined based on the average of the market price of the Company's common shares over the two-day period before and after the terms of the acquisition were agreed to.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

For the year ended	*March 1, 2003*	*March 2, 2002*
Assets purchased		
Capital assets	$ 317	$ -
Acquired technology	7,326	2,685
Goodwill	16,193	14,395
	23,836	17,080
Liabilities assumed – non-cash working capital	1,275	1,046
Future income tax liability	357	–
	1,632	1,046
Net non-cash assets acquired	22,204	16,034
Cash acquired	117	152
Net assets acquired	$ 22,321	$ 16,186
Consideration		
Cash	$ 22,107	$ 9,861
Assumption of acquiree long-term debt	214	–
Capital stock	–	6,325
	$ 22,321	$ 16,186

The acquisitions were accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology. Of the $16,193 of goodwill acquired during fiscal 2003, $13,316 is expected to be deductible for tax purposes.

If the four fiscal 2003 acquisitions had occurred on March 1, 2001, the Company's unaudited proforma consolidated revenue would have increased by $226 for the year ended March 1, 2003 (2002 – $816) and the unaudited proforma net loss would have been $151,520 (2002 – $35,906).

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

8. Income Taxes

The difference between the amount of the provision for (recovery of) income taxes and the amount computed by multiplying income before taxes by the statutory Canadian rate is reconciled as follows:

	March 1, 2003	March 2, 2002	February 28, 2001
Expected Canadian tax rate	38.3%	41.2%	44.0%
Expected tax provision (recovery)	$ (44,990)	$ (15,785)	$ 1,549
Differences in taxes resulting from:			
Manufacturing and processing activities	3,951	1,801	(1,095)
Increase in valuation allowance	61,969	1,530	3,245
Non-deductible portion of unrealized capital losses	–	1,013	3,245
Foreign tax rate differences	7,352	(3,192)	2,080
Enacted tax rate changes	4,835	2,960	–
Other differences	(2,011)	1,810	707
	$ 31,106	$ (9,863)	$ 9,731

	March 1, 2003	March 2, 2002	February 28, 2001
Income (loss) before income taxes:			
Canadian	$ (102,954)	$ (46,845)	$ (2,485)
Foreign	(14,604)	8,503	6,005
	$ (117,558)	$ (38,342)	$ 3,520

The provision for income taxes consists of the following:

Provision for (recovery of) income taxes:	March 1, 2003	March 2, 2002	February 28, 2001
Current			
Canadian	$ (8)	$ 6,756	$ 2,296
Foreign	3,521	302	2,424
Future			
Canadian	27,593	(17,283)	5,011
Foreign	–	362	–
	$ 31,106	$ (9,863)	$ 9,731

The tax effects of significant temporary differences are as follows:

	March 1, 2003	March 2, 2002
Assets		
Financing costs	$ 4,398	$ 6,856
Non-deductible reserves	6,622	5,004
Research and development incentives	24,897	17,726
Tax losses	29,938	15,100
Capital assets	2,614	–
Other tax carryforwards	186	2,450
	68,655	47,136
Less: valuation allowance	68,655	5,870
	–	41,266
Liabilities		
Capital assets	–	12,668
Net future income tax assets	$ –	$ 28,598

During the third quarter of fiscal 2003, the Company determined that a significant degree of uncertainty existed regarding the realization of the future tax assets and that a full valuation allowance was required. As a result of the increased valuation allowance, future tax assets of $68,655 have not been recognized for accounting purposes as of March 1, 2003. This amount remains available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future uncertainties are resolved, the valuation allowance may be adjusted accordingly.

At March 1, 2003, the Company has the following net operating loss carryforwards and tax credits which are not recognized for accounting purposes and are scheduled to expire in the following years:

	Net operating losses	*Investment tax credits*
2004	$ 10	$ 5
2005	40	–
2006	1,155	441
2007	3,717	653
2008	12,053	2,147
2009	70,194	11
2010	1,201	12
2011	–	4,777
2012	–	8,375
2020	102	–
2021	255	–
2022	244	–
2023	236	–
Indefinite carryforward	2,969	–
	$ 92,176	$ 16,421

The Company has not provided for Canadian future income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, since these earnings are intended to be reinvested indefinitely.

9. Long-term Debt

The Company has assumed long-term debt as a result of acquiring certain real estate properties for its ongoing operations. At March 1, 2003, long-term debt consisted of mortgages with interest rates ranging between 6.75% and 7.90%, against which certain land and buildings are pledged as collateral. All mortgage loans are denominated in Canadian dollars.

The long-term debt principal payments for the fiscal years 2004 through 2008 and thereafter are as follows:

For the year ending	
2004	$ 6,143
2005	175
2006	187
2007	201
2008	216
Thereafter	4,997
	$ 11,919

At March 1, 2003, the Company had revolving demand credit operating lines totalling $19.9 million (2002 – $37.6 million). As at March 1, 2003, the Company had drawn down on its available credit facilities in the amount of $7.6 million in the form of letters of credit; $12.3 million remains unused. The operating lines bear interest on the outstanding balance at the bank's prime rate. Any balance owing is due on demand and is subject to a general security agreement.

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

10. Capital Stock

(a) Share capital – The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. There are no Class A common shares or preferred shares outstanding.

The following details the changes in issued and outstanding common shares and common share purchase warrants for the three years ended March 1, 2003:

	Number of Common Shares Outstanding (000's)		
	Common shares	*Common share purchase warrants*	*Total*
Balance as at February 29, 2000	71,136	214	71,350
Public offering	6,000	–	6,000
Exercise of options	1,000	–	1,000
Exercise of warrants	135	(139)	(4)
Balance as at February 28, 2001	78,271	75	78,346
Exercise of options	503	–	503
Common shares issued on acquisition of subsidiary	387	–	387
Common shares repurchased pursuant to Common Share Purchase Program	(370)	–	(370)
Balance as at March 2, 2002	78,791	75	78,866
Exercise of options	320	–	320
Common shares repurchased pursuant to Common Share Purchase Program	(1,939)	–	(1,939)
Balance as at March 1, 2003	77,172	75	77,247

	Share Capital		
	Common shares	*Common share purchase warrants*	*Total*
Balance as at February 29, 2000	$ 292,891	$ 370	$ 293,261
Public offering	610,664	–	610,664
Exercise of options	4,887	–	4,887
Financing costs	(30,462)	–	(30,462)
Income tax reduction resulting from financing costs	12,664	–	12,664
Balance as at February 28, 2001	890,644	370	891,014
Exercise of options	1,491	–	1,491
Common shares issued on acquisition of subsidiary	6,325	–	6,325
Common shares repurchased pursuant to Common Share Purchase Program	(4,080)	–	(4,080)
Balance as at March 2, 2002	894,380	370	894,750
Exercise of options	1,155	–	1,155
Common shares repurchased pursuant to Common Share Purchase Program	(21,528)	–	(21,528)
Balance as at March 1, 2003	$ 874,007	$ 370	$ 874,377

On October 3, 2002, the Company's Board of Directors approved the purchase by RIM of up to as many as 3.8 million common shares, which approximated 5% of the common shares outstanding at that date, over the next 12 months from time to time on the NASDAQ National Market. All common shares purchased by RIM will be cancelled. As of March 1, 2003, no shares have been re-purchased under this Common Share Purchase Program.

During the year ended March 1, 2003, the Company purchased 1,939 common shares pursuant to its Common Share Purchase Program at a cost of $24,502. The amount in excess of the carrying value of the common shares of $2,974 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled.

During the year ended March 2, 2002, the Company repurchased 370 common shares pursuant to its Common Share Purchase Program at a cost of $5,525. The amount in excess of the carrying value of the common shares of $1,445 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled.

During the year ended February 28, 2001, the Company issued 135 common shares in exchange for 139 common share purchase warrants and no cash consideration.

The outstanding common share purchase warrants have an expiry date of August 17, 2004 and give the owner the right to acquire 75 common shares at $20.83 each.

b) Stock option plan – The Company has an incentive stock option plan for all of its directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for a maximum of ten years after the grant date. The Company's shareholders approved the reconstitution of the stock option plan at the Annual General Meeting on August 12, 2002. The reconstitution increased the number of common shares available for the grant of options by 2,756. As at March 1, 2003, there were 10,101 options outstanding with exercise prices ranging from $2.43 to $119.80. Options issued and outstanding for 4,070 shares are vested as at March 1, 2003. There are 4,115 shares available for future grants under the plan.

A summary of option activity since February 29, 2000 is shown below:

	Options Outstanding	
	Number (in 000's)	*Weighted Average Exercise Price*
Balance as at February 29, 2000	7,243	$ 7.19
Granted during the year	1,767	$ 52.16
Exercised during the year	(1,018)	$ 6.29
Forfeited during the year	(72)	$ 38.03
Balance as at February 28, 2001	7,920	$ 17.04
Granted during the year	2,978	$ 21.83
Exercised during the year	(515)	$ 3.71
Forfeited during the year	(297)	$ 27.92
Balance as at March 2, 2002	10,086	$ 18.81
Granted during the year	956	$ 16.41
Exercised during the year	(320)	$ 3.88
Forfeited during the year	(621)	$ 31.35
Balance as at March 1, 2003	10,101	$ 18.29

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

The weighted average characteristics of options outstanding as at March 1, 2003 are as follows:

	Options Outstanding (000's)			Options Exercisable (000's)	
Range of exercise prices	Number Outstanding at March 1, 2003	Weighted average remaining life in years	Weighted average exercise price	Number Outstanding at March 1, 2003	Weighted average exercise price
$2.43 – $3.62	2,058	3.7	$ 2.69	1,847	$ 2.61
$3.88 – $5.66	1,544	2.6	4.14	415	4.31
$5.93 – $8.78	699	3.0	7.69	233	7.68
$8.97 – $13.12	464	4.7	10.26	127	9.87
$13.55 – $20.29	1,802	5.6	16.41	351	16.84
$20.39 – $30.51	1,737	5.3	23.51	392	24.60
$30.68 – $45.51	683	4.6	36.87	237	37.52
$46.55 – $68.48	839	4.6	51.65	338	51.31
$70.44 and over	275	4.6	86.58	130	86.47
Total	10,101	4.3	$ 18.29	4,070	$ 15.40

*(c) **Stock-based compensation*** – CICA 3870 requires proforma disclosures of net income (loss) and earnings (loss) per share, as if the fair value method rather than the intrinsic value method of accounting for employee stock options had been applied for grants awarded during fiscal 2003. The disclosures in the following table show the Company's net loss and loss per share on a proforma basis using the fair value method, as determined by using the Black-Scholes option pricing model, amortizing the indicated value over the life of the underlying option on a straight-line basis:

For the year ended	March 1, 2003
Net loss – as reported	$ (148,664)
Estimated stock-based compensation costs for the period	1,370
Net loss – proforma	$ (150,034)
Proforma loss per common share:	
Basic and diluted	$ (1.93)
Weighted average number of shares (000's):	
Basic and diluted	77,636

The weighted average fair value of options granted during the quarter was calculated using the Black-Scholes option-pricing model with the following assumptions:

For the year ended	March 1, 2003
Number of options issued (000's)	956
Weighted average Black-Scholes value of each option	$ 8.58
Assumptions:	
Risk free interest rate	4.5%
Expected life in years	3.5
Expected dividend yield	0%
Volatility	70%

11. Commitments and Contingencies

(a) Lease commitment – The Company is committed to annual lease payments under operating leases for premises as follows:

For the year ending	
2004	$ 1,804
2005	1,615
2006	1,495
2007	1,281
2008	1,191
Thereafter	5,821
	$ 13,207

(b) Contingency – In addition to the NTP matter discussed in *note 14*, the Company has the following contingencies:

On May 30, 2002, the Company was served with a motion for declaratory judgment wherein the United States District Court, Northern District of California has been petitioned by Good Technology, Inc. ("Good") to find that one of the Company's U.S. patents is invalid or not infringed upon by Good's wireless handheld products and related software. On February 3, 2003, the Company filed a counterclaim against Good within the Northern District Action, alleging among other things, Good's infringement of the Company's patent-in-suit, and seeking injunctive relief, monetary damages and other relief. The discovery process is ongoing, and the trial date is not yet scheduled, but is not anticipated to occur prior to 2004. The likely outcome of this motion is not determinable but in any event would not result in the Company being required to pay monetary damages to Good. Accordingly, no amount has been recorded in these financial statements.

During the second quarter of fiscal 2003, the Company filed several complaints and lawsuits against Good alleging Good's infringements on a number of the Company's patents, copyrights, trademarks and other property. The Company has asked the Courts for injunctions against Good as well as for monetary damages and costs. In these lawsuits, the Company is asking the Court for injunctive relief and an award of monetary damages. In addition, the Company asserts that Good's infringement is wilful, thus allowing the Court to award enhanced monetary damages as well as attorneys' fees and costs. The discovery process is ongoing for one of the actions and the trial is not anticipated to occur prior to the fourth quarter of calendar year 2003. At this time, the likelihood of recoveries and the ultimate amounts, if any, with respect to all of the Good actions are not determinable. Accordingly, no amount has been recorded in these financial statements.

During the third quarter of fiscal 2003, the Company filed a fourth lawsuit against Good. This lawsuit has been filed in the Superior Court of the State of California for the County of Orange. In this complaint, both Good and a Good Vice President have been named as defendants. The complaint alleges that Good has engaged in misappropriation of the Company's trade secrets, breach of contract, tortuous interference with contracts and prospective economic relations, unfair competition, unjust enrichment and breach of implied duty of good faith and fair dealing. By way of relief, the Company is asking the Court for injunctive relief. In addition, the Company is asking the Court for an award of general, special and punitive damages for Good's unfair competitive acts as well as attorneys' fees and costs to the Company. An interim injunction application was heard and denied by the Court in April 2003 and the trial is not anticipated to occur prior to the fourth quarter of calendar year 2003. At this time, the likelihood of recoveries and the ultimate amounts, if any, with respect to all of the Good actions are not determinable. Accordingly, no amount has been recorded in these financial statements.

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

12. Government Assistance

(a) Current expense – The Company has entered into two project development agreements with Technology Partnerships Canada ("TPC"), which provide partial funding for certain research and development projects.

Funding from TPC for the "first project" totalled $3,900 and is repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company is obligated to pay royalties on all project revenues up to February 28, 2003, after which time the royalty base is expanded to include revenues from certain additional products, and royalties will continue to be paid up to a maximum of $6,100.

The second agreement with TPC is a three-year research and development project (the "second project") under which total contributions from TPC will be a maximum of $23,300 (the "contribution"). The Company is of the view that it has fulfilled all prerequisite funding conditions and has recorded all of the contribution commitment as at March 1, 2003 and no further TPC funding reimbursements are due to RIM under the second project. This contribution will be repayable in the form of royalties of 2.2% on gross product revenues resulting from the second project. The Company is obligated to pay royalties on all project revenues up to February 28, 2007, after which time the royalty base is expanded to include revenues from certain additional products. Royalties will continue to be paid up to a maximum of $39,300.

The Company has recorded $925 on account of TPC royalty repayment expense with respect to the first project (2002 – $1,575, 2001 – $999). No amounts have been recorded with respect to the second project since the conditions for repayment have not yet been met.

The Company also qualifies for investment tax credits ("ITC's") on eligible expenditures on account of scientific research and experimental development. The Company has not recorded the benefit of ITC's in fiscal 2003 as in the Company's judgement, the Company does not have reasonable assurance that the Company will realize the ITC's.

Government assistance, which includes both TPC funding and ITC's, has been applied to reduce gross research and development expense as follows:

For the year ended	*March 1, 2003*	*March 2, 2002*	*February 28, 2001*
Gross research and development	$ 64,952	$ 49,517	$ 25,675
Government funding	9,036	12,071	7,394
Net research and development	$ 55,916	$ 37,446	$ 18,281

(b) Capital assets – The Company received $nil in government assistance which was applied towards the cost of capital assets used in research and development activities (2002 – $1,672, 2001 – $2,585).

13. Restructuring Charges

During the third quarter of 2003, as part of the implementation of a plan to improve operating results, the Company recorded restructuring charges that included the termination of employees, related costs and the closure and exit of certain leased facilities. The 254 employees identified in connection with the workforce reduction component of the Plan were dismissed on or about November 12, 2002.

The Company has yet to conclude formal severance arrangements with only a very few individuals who were terminated on November 12, 2002. Additionally, the Company has yet to vacate a leased facility deemed redundant as part of the Plan. The Company expects to complete the remaining elements of the Plan during the first half of fiscal 2004.

The pre-tax financial components of the Plan are summarized below:

	Restructuring Expense	Cash Payments	Write-offs	Balances as at March 1, 2003
Workforce reduction and related costs	$ 4,056	$ (3,408)	$ –	$ 648
Excess facilities and capital assets	2,494	(63)	(507)	1,924
	$ 6,550	$ (3,471)	$ (507)	$ 2,572

The balance of the restructuring provision of $2,572 as at March 1, 2003 is included in *Accounts payable and accrued liabilities* on the Consolidated Balance Sheets.

14. Litigation Award

During November 2001, the Company was served with a complaint filed by NTP, Inc. ("NTP") alleging that the Company infringed on eight of its patents (the "NTP matter").

During the second quarter of fiscal 2003, the Company recorded an expense of $4.9 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter.

The NTP matter went to trial during the third quarter of 2003 in the United States District Court for the Eastern District of Virginia (the "Court"). The jury issued a verdict in favour of NTP on November 21, 2002. Specifically, the jury found that certain of the Company's products and services made available in the United States over certain periods infringed on NTP patents (the "infringing revenues") and as a result the jury awarded damages based upon its assessment of the estimated income derived from these infringing revenues. The jury also found that the infringement was wilful.

Based upon its finding of infringement, the jury awarded compensatory damages of $23.1 million (the "jury verdict") based upon its assessment of the infringing revenues multiplied by its determination of an appropriate royalty rate of 5.7% (the "royalty rate"). Accordingly, during the third quarter of fiscal 2003, the Company recorded an expense of $23.1 million pursuant to the jury verdict; and as well recorded an expense of $4.7 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter for a total charge of $27.8 million. The jury's compensatory damages award of $23.1 million remains subject to post-trial motions and appeal. The Court scheduled a hearing on February 28, 2003 to rule on various post-trial motions.

During the fourth quarter of 2003, both NTP and the Company filed post-trial motions and supporting memoranda with the Court in advance of the February 28, 2003 hearing. NTP filed motions for entry of final judgment; prejudgment and postjudgment interest; enhanced damages; attorney fees; and an application for a permanent injunction. The injunction application seeks to prohibit the Company from providing BlackBerry service in the United States and from selling and/or distributing certain handhelds and software. The Company's counsel filed, amongst other motions, a motion asking the judge to enter a judgment in favour of the Company as a matter of law, notwithstanding the jury's verdict; and as well a motion for a new trial.

During the hearing on February 28, 2003, the Court heard arguments in relation to these post-trial motions, but did not rule on any of the motions except two. The Court ruled that NTP was entitled to, for the purposes of determining additional compensatory damages, an accounting of the Company's infringing revenues for the period November 1, 2002 to February 28, 2003 (the "Accounting"). In addition, the Court ruled that if the jury's verdict were entered, the prejudgment interest rate would be set at the prime rate.

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

Based upon the Court's Order dated March 11, 2003 (the "Order"), i) the jury's compensatory damages award shall be increased by the amount equal to the infringing revenues for the period November 1, 2002 to November 30, 2002 multiplied by the royalty rate; ii) supplemental judgment is entered for NTP for compensatory damages equal to the infringing revenues for the period December 1, 2002 to February 28, 2003 multiplied by the royalty rate. Whether enhancement of said supplemental judgment is warranted will be subsequently determined (see later in *note 14* in reference to the May 23, 2003 rulings); iii) on or before March 30, 2003, the Company shall provide the Accounting, duly verified and sworn, to NTP and the Court; iv) commencing with the first quarter of fiscal 2004, the Company shall provide an Ongoing Quarterly Accounting to NTP and the Court of all infringing revenues; v) to account for any ongoing postjudgment infringement activity, the Company shall establish an interest-bearing account with an FDIC-insured bank located in the Eastern District of Virginia and make deposits therein on a quarterly basis ("Quarterly Deposits"), in amounts equal to the quarterly infringing revenues multiplied by the royalty rate. Whether enhancement of the Quarterly Deposits is warranted will be determined (see later in *note 14* in reference to the May 23, 2003 rulings); vi) the Quarterly Deposits shall continue until such time as the judgment of this Court is affirmed, reversed, or remanded, at which time the parties shall move the Court for a hearing on the disposition of the Quarterly Deposits; vii) the Company shall pay prejudgment interest in the compensatory (non-enhanced) portion of damages awarded by the jury. Such interest shall accrue from the date of the Company's first infringing activity and be compounded quarterly. The parties shall jointly submit a calculation of the interest due hereunder no later than March 30, 2003; viii) the Company shall pay postjudgment interest on the full amount of the monetary award entered by the Court, as specified in the Court's entry of final judgment.

The Court did not rule on other post-trial motions and ordered the parties to mediation before a U.S. Magistrate Judge. No definitive time frame was set for the mediation. As a result, further rulings and potential appeals are expected to be postponed pending the outcome of the mediation process.

On May 23, 2003 the Court ruled on the issues of enhanced compensatory damages, plaintiff's attorney fees and certain other matters as follows:

Enhanced Compensatory Damages
The Court ordered that NTP be awarded compensatory damages such that all infringing revenues subsequent to the date of the jury verdict are enhanced by a factor of 0.5 or 50%. This increases the royalty rate to 8.55% from 5.7%. Infringing revenues now include all BlackBerry handheld, service and software revenues in the United States. The Company recorded an additional provision of $13.5 million in the fourth quarter with respect to enhanced compensatory damages for the period up to March 1, 2003.

Plaintiff's Attorney Fees
The Court ordered that NTP be awarded plaintiff's attorney fees for the period up to February 22, 2003, at a factor of 0.8 or 80% of actual fees incurred by NTP in this matter. The Company has recorded an additional provision of $5.0 million in the fourth quarter with respect to estimated plaintiff's attorney fees for the period up to March 1, 2003. This provision is subject to receipt and review of NTP's summary of attorney fees for this period.

Postjudgment Interest
The Company also recorded additional postjudgment interest for the period November 22, 2002 to March 1, 2003 to account for the Court's awards in these new rulings.

The Court has not yet ruled on other matters, including whether or not an injunction will be granted to NTP.

Given the above, during the fourth quarter of fiscal 2003, the Company recorded an expense of $25.5 million with respect to the NTP matter to provide for additional estimated compensatory damages for the period November 1, 2002 to February 28, 2003; enhanced compensatory damages awarded by the Court, plaintiff's attorney fees awarded by the Court, prejudgment interest from the date of the Company's first alleged infringing activity to the jury verdict on November 21, 2002, postjudgment interest for the period November 22, 2002 to February 28, 2003; and additional current and estimated future costs with respect to ongoing legal fees.

The total expense recorded in relation to the NTP matter for the fiscal year is $58.2 million, of which, $7.5 million has been disbursed as at March 1, 2003.

The Company's management remains of the view that its products and services do not infringe upon any of NTP's patents and furthermore that the patents are invalid. As at the end of the Company's current fiscal year, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those noted above, have been provided for as NTP litigation expenses as at March 1, 2003. The actual resolution of the NTP matter may materially differ from the estimates as at March 1, 2003 as a result of future Court rulings from the current court adjudicating the matter and also appellate courts at the conclusion of the appeals process; potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.

15. Write-down of Investments

Periodically the Company undertakes a review of the carrying value of companies in which it holds investments. Based on such reviews, the Company determines whether impairment in the carrying values of its investments has occurred. The Company further determines whether such declines are other than temporary in nature. The Company wrote down the value of its investments in fiscal 2002 by $5,350 (2001 – $14,750).

16. Loss per Share

The following table sets forth the computation of basic and diluted loss per share.

For the year ended	*March 1, 2003*	*March 2, 2002*	*February 28, 2001*
Numerator for basic and diluted loss per share available to common stockholders	$ (148,664)	$ (28,479)	$ (6,211)
Denominator for basic and diluted loss per share – weighted average shares outstanding (000's)	77,636	78,467	73,555
Loss per share			
Basic	$ (1.91)	$ (0.36)	$ (0.08)
Diluted	$ (1.91)	$ (0.36)	$ (0.08)

17. Supplemental Information

(a) Statement of cash flows – The following summarizes interest and income taxes paid:

For the year ended	*March 1, 2003*	*March 2, 2002*	*February 28, 2001*
Interest paid during the year	$ 852	$ 779	$ 456
Income taxes paid during the year	1,070	967	897

(b) Other information – Advertising expense, which includes media, agency and promotional expenses, of $15,079 (2002 - $18,549, 2001 - $15,932) is included in *Selling, Marketing and Administration* expense.

Selling, marketing and administration expense for the fiscal year includes a foreign currency exchange gain of $293 (2002 – loss of $1,042, 2001 – gain of $423).

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

18. Financial Instruments

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of U.S. dollars. The majority of the Company's revenues in fiscal 2003 are transacted in U.S. dollars, Euro and British pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and all manufacturing overhead, are incurred primarily in Canadian dollars. At March 1, 2003, approximately 14% of cash and cash equivalents, 13% of trade receivables and 8% of accounts payable and accrued liabilities are denominated in foreign currencies (2002 – nil%, 24%, and 25%, respectively). These foreign currencies include the Canadian Dollar, British Pound, Euro, Australian dollar, Hong Kong dollar, and Japanese Yen.

To mitigate the risks relating to foreign exchange fluctuations, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities through the utilization of derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $58.1 million as at March 1, 2003 (2002 – $87.5 million, 2001 – $44.5 million). These contracts carry a weighted average rate of U.S. $1.00 equals Canadian $1.5831, and mature at various dates, with the latest being December 1, 2003. These contracts have been designated as cash flow hedges, with gains and losses on the hedge instruments being recognized in the same period as, and as part of, the hedged transaction. As at March 1, 2003, the notional gain on these forward contracts was approximately $3,439 (2002 – notional loss of $1,478, 2001 – $nil).

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $10.0 million (2002 – $nil, 2001 – $nil). These contracts carry a weighted average exchange rate of U.S. $1.00 equals Canadian $1.5706, and mature on December 1, 2003. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at March 1, 2003, the notional gain on these forward contracts was approximately $419 (2002 – n/a, 2001 – n/a).

To satisfy short-term anticipated cash requirements, the Company has entered into a forward foreign exchange contract to purchase U.S. dollars and sell Canadian dollars with a notional value of U.S. $1.3 million (2002 – $nil, 2001 – $nil). This contract carries an exchange rate of U.S. $1.00 equals Canadian $1.5313, and matures on March 3, 2003. Due to the short-term nature of the contract, it was not designated for hedge accounting and is carried on the balance sheet at fair value. As at March 1, 2003, the notional loss on this forward contract was approximately $42 (2002 – n/a, 2001 – n/a).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counter-parties to default on their contractual obligations to the Company. The Company limits this risk by dealing with financially sound counter-parties and by continuously monitoring the creditworthiness of all counter-parties. As at March 1, 2003, the maximum exposure to a single counter-party was 37% of outstanding derivative instruments (2002 – 50%).

The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in highly liquid, investment grade securities and by limiting exposure to any one entity or group of entities. As at March 1, 2003, no single issuer represented more than 5% of the total cash, cash equivalents, marketable securities, and long-term portfolio investments (2002 – no single issuer represented more than 5% of the total cash, cash equivalents and marketable securities).

The Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of short-term investments, marketable securities, and long-term portfolio investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at March 1, 2003 is $2,331 (2002 - $2,218).

While the Company sells to a variety of customers, three customers comprised 17%, 16 %, and 14% of trade receivables as at March 1, 2003 (2002 – two customers comprised 16% and 15%). Additionally, one customer comprised 12% of the Company's sales (2002 – two customers comprised 17% and 11%, 2001 – one customer comprised 18%).

For certain of the Company's financial instruments, including trade receivables, other receivables, accounts payable and accrued liabilities, the carrying amounts approximate their respective fair values due to their short maturities. Cash and cash equivalents, marketable securities and long-term debt are carried at cost, which approximates their respective fair values.

19. Segment Disclosures

The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products.

Selected financial information is as follows:

	March 1, 2003	*March 2, 2002*	*February 28, 2001*
Sales			
Canada	$ 21,788	$ 21,381	$ 16,721
United States	255,466	239,702	204,606
Foreign	29,478	32,970	-
	$ 306,732	$ 294,053	$ 221,327
Sales			
Canada	7.1%	7.3%	7.6%
United States	83.3%	81.5%	92.4%
Foreign	9.6%	11.2%	-
	100.0%	100.0%	100.0%

	March 1, 2003	*March 2, 2002*	*February 28, 2001*
Revenue mix			
Handhelds	$ 122,711	$ 160,198	$ 156,736
Service	129,331	88,880	29,067
OEM, software, non-recurring engineering ("NRE") and other	54,690	44,975	35,524
	$ 306,732	$ 294,053	$ 221,327
Capital, intangible assets and goodwill			
Canada	$ 207,221	$ 175,406	
United States	30,759	651	
Foreign	6,662	6,184	
	$ 244,642	$ 182,241	
Total assets			
Canada	$ 258,833	$ 290,133	
United States	585,375	631,126	
Foreign	15,401	26,898	
	$ 859,609	$ 948,157	

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

20. Comparative Figures

Certain of the prior years' figures have been reclassified for consistency with the current presentation.

21. Summary of Material Differences Between Generally Accepted Accounting Principles (GAAP) in Canada and the United States

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as set forth below:

Consolidated Balance Sheets

	March 1, 2003	March 2, 2002
Total assets under Canadian GAAP	$ 859,609	$ 948,157
Adjustment – Start-up costs (a)	(1,393)	(1,199)
Adjustment – Derivative financial instruments (b)	3,439	–
Total assets under U.S. GAAP	$ 861,655	$ 946,958
Total liabilities under Canadian GAAP	$ 154,875	$ 71,412
Adjustment – Derivative financial instruments (b)	–	1,478
Total liabilities under U.S. GAAP	$ 154,875	$ 72,890
Total shareholders' equity under Canadian GAAP	$ 704,734	$ 876,745
Adjustment – Start-up costs (a)	(1,393)	(1,199)
Adjustment – Derivative financial instruments (b)	3,439	(1,478)
Total shareholders' equity under U.S. GAAP	$ 706,780	$ 874,068

Consolidated Statements of Operations

	March 1, 2003	March 2, 2002	February 28, 2001
Net loss under Canadian GAAP	$ (148,664)	$ (28,479)	$ (6,211)
Adjustments – U.S. GAAP			
Start-up costs (a)	452	243	(2,088)
Future income taxes (a)	(646)	(85)	731
Net loss under U.S. GAAP	$ (148,858)	$ (28,321)	$ (7,568)
Statement of comprehensive loss (c)			
Net loss under U.S. GAAP	$ (148,858)	$ (28,321)	$ (7,568)
Adjustments – other comprehensive loss			
Derivative financial instruments (b)	3,439	(1,478)	–
Comprehensive loss under U.S. GAAP	$ (145,419)	$ (29,799)	$ (7,568)

(a) Start-up costs – The Company had capitalized as at February 28, 2001 the expenses incurred during the start-up of the Company's United Kingdom operations. U.S. GAAP, Statement of Position 98-5, *Reporting on the Cost of Start-up Activities*, prescribes that start-up costs should be expensed as incurred. The tax affect of this adjustment is also reflected above. As a result of our change in valuation allowance (*note 8*), the remaining future tax asset relating to the start-up costs has been expensed under U.S. GAAP for 2003.

(b) Derivative Financial Instruments – The Company engages in foreign currency hedging activities, utilizing derivative financial instruments (forward contracts), to mitigate the risks relating to foreign exchange fluctuations on foreign currency balances and cash flows.

Where appropriate, the Company utilizes derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates. Under Canadian GAAP, gains and losses related to derivatives that are eligible for hedge accounting are deferred and recognized in the same period as the corresponding hedged positions.

Effective March 1, 2001, the Company adopted the requirements of U.S. GAAP, SFAS 133, *Accounting for Derivative Instruments*, as amended by SFAS 137 and 138, for U.S. GAAP purposes. SFAS 133 requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged transaction. For instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings.

As at February 28, 2001, the Company had several derivative instruments outstanding, maturing between July 27, 2001 and February 22, 2002, for which there was no material change in fair value. There was no material fair value amount upon adoption of SFAS 133.

The adjustment to Other Comprehensive Income (Loss) is as follows:

For the year ended	*March 1, 2003*	*March 2, 2002*
Net change in derivative fair value during the period	$ 3,155	$ (2,803)
Amounts reclassified to earnings during the period	284	1,325
Adjustment to Other Comprehensive Income (Loss)	$ 3,439	$ (1,478)

As all outstanding instruments mature during the next fiscal year, the full amount of the adjustment (gain of $3,439 (2002 – loss of $1,478)) will reverse into Comprehensive Income (Loss) in 2004.

(c) Statements of comprehensive income (loss) – U.S. GAAP, SFAS 130, *Reporting Comprehensive Income*, establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The reportable item of comprehensive income is the cash flow hedge as described in *note 21 (b)*.

(d) Loss per share – The following table sets forth the computation of basic and diluted loss per share under U.S. GAAP.

For the year ended	*March 1, 2003*	*March 2, 2002*	*February 28, 2001*
Numerator for basic and diluted loss per share available to common stockholders	$ (148,858)	$ (28,321)	$ (7,568)
Denominator for diluted loss per share – weighted-average shares and assumed conversions	77,636	78,467	73,555
Loss per share under U.S. GAAP			
Basic	$ (1.92)	$ (0.36)	$ (0.10)
Diluted	$ (1.92)	$ (0.36)	$ (0.10)

(e) Accounting for stock compensation – Under U.S. GAAP, for any stock option with an exercise price that is less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value based method"). The Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options. Consequently, no compensation expense is recognized. This method is consistent with U.S. GAAP, APB Opinion 25, *Accounting for Stock Issued to Employees*.

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

SFAS No. 123, *Accounting for Stock-Based Compensation*, requires proforma disclosures of net income and earnings per share, as if the fair value based method as opposed to the intrinsic value based method of accounting for employee stock options had been applied. The disclosures in the following table show the company's net income and earnings per share on a proforma basis using the fair value method as determined by using the Black-Scholes option pricing model include:

For the year ended	*March 1, 2003*	*March 2, 2002*	*February 28, 2001*
Net loss under U.S. GAAP	$ (148,858)	$ (28,321)	$ (7,568)
Estimated stock-based compensation costs	20,296	19,773	11,115
Net loss under U.S. GAAP	$ (169,154)	$ (48,094)	$ (18,683)
Proforma net loss per common share			
Basic	$ (2.18)	$ (0.61)	$ (0.25)
Diluted	$ (2.18)	$ (0.61)	$ (0.25)
Weighted average number of shares (000's)			
Basic	77,636	78,467	73,555
Diluted	77,636	78,467	73,555

The weighted average fair value of options granted during the following periods were calculated as follows using the Black-Scholes option pricing model with the following assumptions:

For the year ended	*March 1, 2003*	*March 2, 2002*	*February 28, 2001*
Weighted average Black-Scholes value of options	$ 8.58	$ 12.00	$ 34.82
Assumptions:			
Risk free interest rates	4.5%	4%	4%
Expected life in years	3.5	3.5	3.5
Expected dividend yield	0%	0%	0%
Volatility	70%	75%	100%

(f) Product Warranty – The change in the Company's accrued warranty obligations from March 2, 2002 to March 1, 2003 was as follows:

Accrued warranty obligations at March 2, 2002	$ 3,355
Actual warranty experience during 2003	(577)
2003 warranty provision	5,465
Adjustment for changes in estimate	(3,073)
Accrued warranty obligations at March 1, 2003	$ 5,170

(g) Recently issued pronouncements – In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company is required to also record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. There was no effect on the adoption of SFAS No. 143 on the Company's results of operations and financial position for 2003 and prior years.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. There was no effect on the adoption of SFAS No. 146 on the Company's results of operations and financial position for 2003 and prior years.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 are effective for the Company's year ended March 1, 2003. An additional disclosure requirement under FIN 45 relates to product warranty as described in *note 1* and *21 (f)*. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. There was no effect on the adoption of the measurement requirement of FIN 45 on the Company's results of operations and financial position for 2003 and prior years.

The Emerging Issues Task Force reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (a) the delivered item has value to the customer on a standalone basis; (b) there is objective and reliable evidence of the fair value of undelivered items; and (c) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

Research In Motion Limited | Incorporated Under the Laws of Ontario (United States dollars, in thousands except per share data or as otherwise indicated)

Corporate Information

Executive Officers

Mike Lazaridis
President and
Co-Chief Executive Officer

Jim Balsillie
Chairman and
Co-Chief Executive Officer

Dennis Kavelman
Chief Financial Officer

Larry Conlee
Chief Operating Officer,
Product Development and Manufacturing

Don Morrison
Chief Operating Officer,
BlackBerry

Charles Meyer
Chief Legal Officer and
Corporate Secretary

Board of Directors

Jim Balsillie
Chairman and
Co-Chief Executive Officer

Mike Lazaridis
President and
Co-Chief Executive Officer

Douglas Fregin
Vice President,
Operations

Douglas Wright [1,2]
President Emeritus,
University of Waterloo

E. Kendall Cork[1,2]
Managing Director,
Sentinel Associates Ltd.

Jim Estill[1]
President & Chief Executive Officer,
EMJ Data Systems Ltd.

[1] Audit Committee
[2] Compensation Committee

Shareholder Information

Annual Meeting of Shareholders
Monday, July 21, 2003 at 6:30pm
At the Canadian Clay and Glass Gallery
25 Caroline Street North
Waterloo, Ontario, Canada

Shareholder Inquiries
Investor Relations
Research In Motion Limited
295 Phillip Street
Waterloo, Ontario, N2L 3W8
Tel: (+1) 519-888-7465
Fax: (+1) 519-888-6906
Email: investor_relations@rim.net

Transfer Agent
Computershare Trust
Company of Canada
100 University Avenue, 9th floor
Toronto, Ontario, M5J 2Y1
Tel: (+1) 800-332-0095
Fax: (+1) 866-249-7775

Auditors
Ernst & Young LLP
Chartered Accountants
515 Riverbend Drive
P.O. Box 9458, Station C
Kitchener, Ontario, N2G 4W9

Zeifman & Company LLP
Chartered Accountants
201 Bridgeland Avenue
Toronto, Ontario, M6A 1Y7

Stock Exchange Listings
NASDAQ National Market
Symbol: RIMM
The Toronto Stock Exchange
Symbol: RIM

Corporate Office
Research In Motion Limited
295 Phillip Street
Waterloo, Ontario, N2L 3W8

Corporate Web Site
www.rim.com

Printed in Canada

Forward-looking statements in this Annual Report are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, dependence on intellectual property rights, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities.



295 Phillip Street, Waterloo,
Ontario, Canada N2L 3W8
Tel: 519.888.7465
Fax: 519.888.6906
email: investor_relations@rim.net
www.rim.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date: June 26, 2003

By: /s/ Angelo Loberto
(Signature)
Angelo Loberto
Vice President, Finance